Jim B. Rosenberg
Senior Assistant Chief Accountant
US Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C. 20549
United States of America
February 16, 2007
Dear Mr. Rosenberg,
Re: Form 20-F for the year ended December 31, 2005
Thank you for your letter dated February 5, 2007, setting forth comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the annual report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) of Acambis plc (“Acambis”, also referred to in this letter as the “Company” or “we”).
Please find attached our response to the nine comments raised in your letter. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter. Our response follows each comment.
We have also attached a copy of Item 15 and Item 17 for your review. Amendments have been marked for ease of review, with the exception of the removal of reference to the parent company, which has not been marked up due to the volume of changes.
If you concur with our proposed amendments, we will file the amendments to Item 15 and Item 17 at the earliest opportunity.
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Yours sincerely,
/s/ David Lawrence
David Lawrence
Chief Financial Officer

Comment 1
We acknowledge your responses to prior comments one and two. Please revise the last paragraph of Item 15A to clarify that the disclosure controls and procedures referred to in your evaluation and conclusion of effectiveness are the disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)
We acknowledge the Staff’s comment, and propose to revise the last paragraph of Item 15A by adding the following sentence at the end of the paragraph:
The controls and procedures referred to in our evaluation and conclusion of effectiveness also constitute “disclosure controls and procedures” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act).
This revision is included in the proposed amendment of Item 15, which is attached to this letter.
Comment 2
Please revise your disclosure in Item15B to clarify that the Company voluntarily provided the disclosures set forth in Item 15B on the principle of providing substantially similar disclosure to your UK and US security-holders and the disclosure is not a report of management on your internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)
We acknowledge the Staff’s comment, and propose to add a final paragraph to Item 15B as follows:
The information contained within this Item 15B is voluntarily provided, on the principle of providing substantially similar disclosure to our UK and US security-holders. This disclosure is not a report of management on our internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f).
This revision is noted in the proposed amendment of Item 15, which is attached to this letter.
Comment 3
We have read your response to prior comment three however we continue to believe that the date when the financial statements were authorized for issue and who gave that authorization is required in the financial statements consistent with your disclosure in your published Annual report 2005. Please revise your financial statements to provide this disclosure as required by paragraph 17 of IAS 10.
We propose to amend the financial statements in Item 17 to include a statement setting out the information required by paragraph 17 of IAS10. The following will be added at the foot of the Consolidated balance sheet:
The financial statements were approved by the Board of Directors on May 9, 2006 and were authorized for issue on its behalf by David Lawrence, Chief Financial Officer.
This revision is included in the proposed amendment of Item 17, which is attached to this letter.
Comment 4
You indicate in your response to prior comment four that the parent company’s (“Company”) individual financial statements are presented in your UK filings and you have included this information in your Form 20-F in order to provide readers of Form 20-F with information equivalent to reader of your UK filings, and this information is included in the intended scope of the audit report of PricewaterhouseCoopers LLP. If this information is within the scope of the audit report, please have PricewaterhouseCoopers LLP revise their report to cover the

Company’s individual financial statements. If not, they should be marked as unaudited.
We acknowledge that the Company’s individual financial statements are not required pursuant to 5-04(c) of Regulation S-X. Taking account of your previous comments and comment 5 below, we believe the most appropriate and straightforward course of action is to amend Item 17 to remove the Company’s individual financial information from Form 20-F.
This revision is included in the proposed amendment of Item 17, which is attached to this letter. Because of the volume of changes, these have not been marked up.
Comment 5
Your response to prior comment four did not address whether the Company’s financial statements have been prepared in accordance with IFRS. Your current disclosure in Note 1 addresses only the consolidated financial statements and not the Company’s financial statements. Please expand your disclosure in Note 1 to clearly state, if true, that the Company’s financial statements have been prepared under IFRS and provide management’s rationale for presenting these financial statements in the Form 20-F considering they are not required by the Regulation S-X.
As noted in our response to comment 4, we propose to amend Item 17 to remove the Company’s individual financial statements.
Comment 6
We acknowledge your response to prior comment six, however we disagree “that the reference is sufficiently clear, as it was evidently the intention to refer to the four primary statements.” As such please have PricewaterhouseCoopers LLP revise their report to refer to the proper title of the financial statement as they did in your published Annual Report 2005.
PricewaterhouseCoopers LLP propose to amend the first sentence of their report to refer to the proper title of the financial statement, as follows:
In our opinion, the accompanying consolidated balance sheets, and the related consolidated income statements, the consolidated statement of recognized income and expenses, and consolidated cash flow statements present fairly, in all material respects, the financial position of Acambis plc and its subsidiaries at 31 December 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended 31 December 2005, in conformity with International Financial Reporting Standards as adopted by the European Union.
This revision is included in the proposed amendment of Item 17, which is attached to this letter.
Comment 7
We have read your response to prior comment seven, however we do not concur that “it is clear from the sequence of the footnotes that Note 2 relates to Segmental Information.” Please revise your filing to label Segmental Information as Note 2.
We acknowledge your comments and propose to amend Item 17 so that Note 2 is clearly labelled.
This revision is included in the proposed amendment of Item 17, which is attached to this letter.
Comment 8
We acknowledge your response to prior comment nine however we continue to believe that the notes to the financial statements should explicitly state that your financial statements comply with the IFRS as published by IASB. If you and your auditors believe that there are no differences between the consolidated and Company financial statements prepared under IFRS as adopted by the European Union and IFRS as published by IASB, please revise the notes to the financial statements to state this fact.
We note your comment, and, as we and our auditors believe that there are no differences between the consolidated financial statements prepared under IFRS as adopted by the European Union and IFRS as published by the IASB, we propose to add an additional clarifying sentence to the basis of presentation note within Item 17. The additional disclosure is the underlined text in the extract of this paragraph below:
The consolidated financial statements of Acambis plc have been prepared in accordance with IFRS and International Financial Reporting Interpretations Committee interpretations that have been adopted for use in the European Union and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. In the context of Acambis plc’s consolidated financial statements, there is no difference between IFRS as adopted by the European Union and IFRS as published by the IASB.
This revision is included in the proposed amendment of Item 17, which is attached to this letter.

Item 15 Controls and procedures
A Disclosure controls and procedures
The Board has applied principle C.2 of the Combined Code by establishing a process for identifying, evaluating and managing the significant risks the Group faces. This process has been in place since the start of 2000 and is in accordance with Internal Control: Guidance for Directors on the Combined Code published in September 1999. The Board is responsible for the Group’s overall system of controls and procedures and for reviewing its effectiveness. Such a system manages rather than eliminates the risk of failure to achieve business objectives.
The Board regularly reviews the risks to which the business is exposed and the controls in place to mitigate those risks. It delegates the operational management of the business risk process to the Executive Directors, including the Chief Executive Officer and the Chief Financial Officer, who in turn have put in place a specific working group comprising senior management from different areas of the business to carry out reviews on a periodic basis. From 2005, the Operations Committee, which comprises senior operational managers, reports to the Executive Committee, and which has oversight of the day-to-day operational activities of Acambis, has been responsible for managing the risk reviews.
In conjunction with the reviews described above, the Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2005. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2005. The controls and procedures referred to in our evaluation and conclusion of effectiveness also constitute “disclosure controls and procedures” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act) .
B Management’s annual report on internal control over financial reporting
In compliance with provision C.2.1 of the Combined Code, the Board reviews the effectiveness of the Group’s system of internal control. The Board’s monitoring covers all material controls, including financial, operational and compliance controls and risk management. It is based, principally, on reviewing reports from management to consider whether significant risks are identified, evaluated, managed and controlled and whether any significant weaknesses are promptly remedied or indicate a need for more extensive monitoring. The Board has also performed a specific assessment for the purpose of this Annual Report on form 20-F considering all significant aspects of internal control arising during the year. The Audit Committee assists the Board in discharging its review responsibilities.
The Combined Code was republished in July 2003 and restated in July 2005 by the Financial Reporting Council and incorporated the previous code (as published in 1998 by the Hampel Committee) and related guidance that had been issued since that date: the Turnbull Guidance on Internal Control; the Smith Guidance On Audit Committees; and various items of good practice guidance from the Higgs Report. The code has been applicable for reporting years beginning on or after November 1, 2003 and, therefore, was adopted by Acambis from its 2004 financial year, which began on January 1, 2004. The overriding principle of the Combined Code is that companies must comply with it or explain why they have not. The following section highlights the areas where Acambis previously did not comply with the code and notes the progress made to address those areas:

CODE PROVISION	PROGRESS MADE SINCE PUBLICATION OF THE 2004 FORM 20-F

B REMUNERATION B.2.1 A statement on whether remuneration consultants have any other connection with the Company should be available on the Acambis website.	A disclosure is made in the Corporate Governance Statement in the ‘Remuneration Committee’ section. A statement has been available on the Acambis website since early 2005.

C ACCOUNTABILITY AND AUDIT C.3.4 Arrangements should be in place for the reporting and management of concerns raised by staff about possible financial or other improprieties.	In November 2004, the Audit Committee approved a whistleblowing policy. The procedure was developed during 2005 and rolled out to the Group in early 2006.
The information contained within this Item 15B is voluntarily provided, on the principle of providing substantially similar disclosure to our UK and US security-holders. This disclosure is not a report of management on our internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f).
C Not applicable
D Changes in internal control over financial reporting
During the period covered by this Annual Report on Form 20-F, there were no changes in the Group’s internal control over financial reporting identified in connection with management’s evaluation of such control that materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

Item 17 Financial statements
DIRECTORS’ RESPONSIBILITIES
Company law requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Group and of the profit or loss of the Group for that period.
FINANCIAL STATEMENTS, INCLUDING ADOPTION OF GOING CONCERN BASIS
After making enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements. In preparing the financial statements, the Directors are required to:
•	select suitable accounting policies and then apply them consistently;

•	make judgments and estimates that are reasonable and prudent;

•	state whether applicable accounting standards have been followed, subject to any material departure disclosed and explained in the financial statements; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.
The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and, hence, for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors are responsible for the maintenance and integrity of the Group’s website. Uncertainty regarding legal requirements is compounded, as information published on the Internet is accessible in many countries with different legal requirements relating to the preparation and dissemination of financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND THE SHAREHOLDERS OF ACAMBIS PLC
In our opinion, the accompanying consolidated balance sheets, and the related consolidated income statements, the consolidated statement of recognized income and expenses and consolidated cash flow statements present fairly, in all material respects, the financial position of Acambis plc and its subsidiaries at 31 December 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended 31 December 2005, in conformity with International Financial Reporting Standards as adopted by the European Union. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.
PricewaterhouseCoopers LLP
Cambridge, England
June 26, 2006

CONSOLIDATED INCOME STATEMENT FOR THE YEARS ENDED DECEMBER 31

		2005		2004
	Notes	£m		£m

Revenue	2	40.9		85.5
Cost of sales		(27.6)		(35.0)

Gross profit		13.3		50.5
Research and development costs		(34.1)		(29.3)
Sales and marketing costs		(2.6)		(2.8)
Administration costs (including costs relating to Canton plant impairment and restructuring costs)	3	(7.7)		(5.5)
Other operating income — settlement of Canton agreement	3	—		10.2
Other operating income — fair value of shares received for grant of license	3	0.4		—

Operating (loss)/profit	4	(30.7)		23.1
Finance income	3	4.0		4.8

Finance costs	3	(1.0)		(0.9)

(Loss)/profit on ordinary activities before taxation		(27.7)		27.0
Taxation — UK	5	(1.7)		(3.7)
Taxation — overseas	5	2.4		(3.6)

(Loss)/profit on ordinary activities after taxation attributable to shareholders		(27.0)		19.7

Basic (loss)/earnings per ordinary share (in pence)	6	(25.2	)p	18.5	p
Diluted (loss)/earnings per ordinary share (in pence)	6	(25.2	)p	18.1	p

A statement of changes in equity is given in note_23.
The accompanying notes are an integral part of this consolidated income statement. All amounts in 2005 and 2004 arise from continuing operations.
CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSES FOR THE YEARS ENDED DECEMBER 31

	2005	2004
	£m	£m

Retained (loss)/profit for the year	(27.0)	19.7
Gain/(loss) on foreign currency exchange	1.6	(2.5)
Revaluation of available-for-sale investment (net of deferred tax)	0.1	—
Total (expense)/income recognized for the year	(25.3)	17.2

CONSOLIDATED BALANCE SHEET AT DECEMBER 31

		2005	2004
	Notes	£m	£m

Assets
Non-current assets
Goodwill	7	14.9	15.4
Other intangible assets	8	4.2	4.1
Property, plant and equipment	9	19.8	18.5
Deferred tax asset	5	0.3	—
Financial assets: available-for-sale investment	11	0.6	—
Other non-current assets	12	—	2.5

		39.8	40.5

Current assets
Inventory	13	3.6	6.0
Current tax assets		1.3	1.9
Trade and other receivables	14	20.6	13.7
Financial assets: derivative financial instruments	15	0.1	—
Liquid investments	15	18.8	20.8
Cash and cash equivalents	16	49.2	81.0

		93.6	123.4

Liabilities
Current liabilities
Financial liabilities:
- short-term borrowings	17	(4.0)	(3.6)
- short-term financial liabilities	17	(7.2)	(3.1)
- derivative financial instruments	15	—	(0.1)
Trade and other payables	18	(16.1)	(8.3)
Accruals and deferred income		(14.1)	(27.9)
Income tax payable		(3.1)	(4.6)
Provisions	19	(2.3)	—

		(46.8)	(47.6)

Net current assets		46.8	75.8

Non-current liabilities
Investment in Joint Venture	20	(0.3)	(0.3)
Long-term financial liabilities	17	(1.6)	(6.3)
Other non-current liabilities	21	—	(0.5)
Deferred tax liabilities	5	(1.7)	(1.7)

		(3.6)	(8.8)

Net assets		83.0	107.5

Shareholders’ equity

Share capital	22	10.7	10.7
Share premium	23	98.0	97.8
Other reserves	23	(0.9)	(2.5)
Retained earnings	23	(24.8)	1.5

Total shareholders’ equity		83.0	107.5

The financial statements were approved by the Board of Directors on May 9, 2006 and were authorized for issue on its behalf by David Lawrence, Chief Financial Officer.

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEARS ENDED DECEMBER 31

		2005	2004
	Notes	£m	£m

Operating activities
(Loss)/profit on ordinary activities before tax		(27.7)	27.0
Depreciation and amortization		5.3	6.3
Increase in working capital		(2.8)	(51.1)
Other non-cash movements		(0.7)	2.6
Net finance costs		(3.0)	(3.9)
Taxes paid		(0.4)	(1.6)

Cash flows from operating activities		(29.3)	(20.7)

Investing activities
Purchase of business operations		(1.7)	(0.8)
Disposal of investments		—	0.7
Purchase of intangibles		(0.4)	—
Purchase of property, plant and equipment		(3.7)	(3.4)

Cash flows used in investing activities		(5.8)	(3.5)

Financing activities
Interest element of finance lease payments		(0.6)	(0.7)
Interest paid		(0.2)	(0.1)
Interest received		3.8	4.4
Proceeds from issues of shares		0.2	1.9
Purchase of own shares	23	(0.2)	—
Capital element of finance lease payments		(3.3)	(2.5)
Purchase of liquid investments		(34.8)	(62.6)
Sale of liquid investments		36.8	59.6

Cash flows from financing activities		1.7	—

Decrease in cash and cash equivalents		(33.4)	(24.2)
Net foreign exchange difference		1.6	(2.2)
Cash and cash equivalents at January 1,	16	81.0	107.4

Cash and cash equivalents at December 31,	17	49.2	81.0

Notes to the Group financial statements
1 ACCOUNTING POLICIES
BASIS OF PREPARATION
The consolidated financial statements of Acambis plc have been prepared in accordance with IFRS and International Financial Reporting Interpretations Committee interpretations that have been adopted for use in the European Union and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. In the context of Acambis plc’s consolidated financial statements, there is no difference between IFRS as adopted by the European Union and IFRS as published by the IASB. The consolidated financial statements have been prepared on a historical cost basis as modified by the revaluation of available-for-sale investments, except for derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in pounds sterling and all values are rounded to one decimal point of the nearest million (£m) except where otherwise indicated.
The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and of revenues and expenses during the reporting period. Although these estimates are based on Management’s best knowledge of the amount, event or action, actual results may ultimately differ from those estimates.
CHANGE IN ACCOUNTING POLICY
The consolidated financial statements of Acambis plc have been prepared, for the first time, in accordance with IFRS. The effect of adoption of IFRS is described in note 27 of these financial statements. A summary of the more important Group accounting policies is set out below. These accounting policies have been consistently applied in the preparation of these financial statements.
TRANSITIONAL PROVISIONS
The rules for first-time adopters of IFRS are set out in IFRS1 ‘First time adoption of IFRS’, which allows certain transitional provisions. Acambis has applied the exemption granted by IFRS1 to goodwill acquired before August 2003. The value of goodwill relating to the acquisition of Acambis Inc. in 1999 is frozen as at January 1, 2004, whilst that relating to the acquisition of BPC in August 2003 has been restated in accordance with IFRS3 ‘Business combinations’.
BASIS OF CONSOLIDATION
The Group financial statements include and consolidate the financial statements of Acambis plc and each of its subsidiary undertakings. Acquisitions made by the Group are accounted for under the acquisition method of accounting and the Group financial statements include the results of such subsidiaries from the relevant date of acquisition. Intra-Group transactions and profits are eliminated fully on consolidation.

REVENUE
Group revenue comprises the value of sales from products and income (excluding VAT and taxes, trade discounts and intra-Group transactions) derived from contract research fees and license fees receivable from third parties in the normal course of business. Revenue from product sales is recognized when the risks and rewards of ownership have been transferred to the customer. Where the Group is required to undertake R&D activities and the fee is creditable against services provided by the Group, that revenue is deferred and recognized over the period over which the services are performed. Contract research fees are recognized in the accounting period in which the related work is carried out. Milestones receivable are recognized when they fall contractually due.
Profit is recognized on long-term contracts when the final outcome can be assessed with reasonable certainty by including turnover and related costs within the income statement as contract activity progresses. Turnover is recognized according to the extent of performance under the contract. In determining the degree of contractual performance, reference is made to the costs incurred in relation to the total estimated expected costs.
The smallpox vaccine contract with the CDC, awarded to Acambis in November 2001, is a fixed-fee arrangement requiring the delivery of products as well as a concurrent R&D program. As the two transactions are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole, this arrangement has been treated as a single long-term contract, whose elements have not been accounted for separately as required under IAS18.
Turnover and profits are recognized according to the extent of performance under the contract, as described above. Manufacturing costs in respect of this contract are deemed to be incurred when the risks and rewards of ownership have been transferred, as described above; R&D costs are recognized as incurred.
COST OF SALES
The Group has classified manufacturing costs and costs that are directly attributable to funded research and vaccine manufacture as cost of sales.
RESEARCH AND DEVELOPMENT COSTS
Research costs are expensed as incurred. Internally generated expenditure arising from development (or from the development phase of an internal project) is capitalized if, and only if, it satisfies all of six specified criteria in IAS38 ‘Intangible assets’. It is management’s opinion that it is not possible to satisfy the requirement to demonstrate the technical feasibility of a project, and that it will generate probable future economic benefits, until final submission for regulatory approval has been obtained.
SHARE-BASED PAYMENT TRANSACTIONS
Employees (including Directors) of the Group may receive some remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).
The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. Fair value is determined in conjunction with an external valuer, using a binomial option pricing model for the SAYE Scheme and the ESPP. The fair value of awards made under the 1996 Acambis Share Option Scheme (the 1996 Plan), the 1999 Acambis Share Option Plan (the 1999 Plan) and the LTIP is measured using a binomial option pricing model adjusted to reflect the TSR market-based performance condition. For all options and awards with a TSR market-based performance condition the pricing model used follows similar principles to the Monte Carlo approach to value the award and takes into account the fact that TSR vesting and share price performance are not independent.
The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the year in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that, in the opinion of the Directors, will ultimately vest. The cost is allocated to R&D costs, sales and marketing costs and administration costs on the basis of headcount.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition. These are treated as vesting, irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.
The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share. The Group has an employee share incentive plan and an employee share trust for the granting of non-transferable options to executives and senior employees. Shares in the Group held by the employee share trust are treated as treasury shares and presented in the balance sheet as a deduction from equity.
The Group has taken advantage of the transitional provisions of IFRS2 ‘Share based payments’ in respect of equity-settled awards and has applied IFRS2 only to equity-settled awards granted after 7 November 2002 that had not vested on December 31, 2004.
TAXATION
The tax expense represents the sum of the tax currently payable and deferred tax, including UK corporation tax and foreign tax.
The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.
Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
Deferred income tax assets and liabilities are recognized for all deductible temporary differences, carry-forward of unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax losses can be utilized:
•	except where the deferred income tax asset or liability relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets or liabilities are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.
In the UK and the US, the Group is entitled to a tax deduction for the amount treated as compensation on exercise of certain employee share options under each jurisdiction’s tax rules. As explained under ‘Share-based payment transactions’ above, a compensation expense is recorded in the Group’s income statement over the period from the grant date to the vesting date of the relevant options. As there is a temporary difference between the accounting and tax bases, a deferred tax asset is recorded. The deferred tax asset arising is calculated by comparing the estimated amount of tax deduction to be obtained in the future (based on the Acambis plc share price at the balance sheet date) with the cumulative amount of the compensation expense recorded in the income statement. If the amount of estimated future tax deduction exceeds the cumulative amount of the remuneration expense at the statutory tax rate, the excess is recorded directly in equity, against the profit and loss reserve.
No compensation charge is recorded in respect of options granted before 7 November 2002 or in respect of those options which have been exercised or have lapsed before December 31, 2004. Nevertheless, tax deductions have arisen and will continue to arise on these options.

The tax effects arising in relation to these options are recorded directly in equity, against the profit and loss reserve.
The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.
Deferred income tax assets and liabilities are measured at the tax rates that apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date. Income tax relating to items recognized directly in equity is recognized in equity and not in the income statement.
GOODWILL
Goodwill on acquisition is initially measured at cost, being the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. The fair value of the consideration is determined by applying appropriate discounts to contingent and deferred consideration, to the level where the Group considers those liabilities will be payable. Where the consideration for the acquisition of a business includes non-interest bearing cash payments due after more than one year, the liability is recorded at its present value, after applying a discount rate that approximates to that which a lender would typically require for a similar transaction, and taking into account the risk/likelihood of the payment being made.
Where revisions are made to the expected amounts of contingent consideration payable as a result of changes to estimates, such changes are accounted for at the date of the change in estimate.
Following initial recognition, goodwill is not amortized but is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.
INTANGIBLE ASSETS
Separately identifiable intangible assets acquired are capitalized at cost and those acquired from a business acquisition are capitalized at fair value as at the date of acquisition. Following initial recognition, the cost model is applied. The useful lives of these intangible assets are assessed to be either finite or indefinite. Where amortization is charged on assets with finite lives, this expense is taken to the income statement. In the case of assets acquired relating to BPC this is through the ‘Cost of sales’ line item.
Intangible assets are tested for impairment when a trigger event occurs. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis. Useful lives are as follows: Distribution contract – 88 months Software assets – 3 years R&D technology – Variable, depending on technology
PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is stated at cost less accumulated depreciation and any impairment in value. Land is not depreciated. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

Freehold buildings	39 years

Leasehold buildings	15 years or term of lease if shorter

Laboratory and manufacturing equipment	4 to 7 years

Office equipment	3 to 5 years
The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the income statement.
An item of property, plant and equipment is de-recognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year the item is derecognized.
The Group does not capitalize interest charges on loans to fund the purchase of tangible fixed assets.
INVESTMENTS
Investments in subsidiaries are shown at cost less any provision for impairment. Available-for-sale investments are recorded at fair value. Unrealized holding gains and any temporary unrealized holding losses after the initial recognition are reflected through reserves, net of related taxes. Impairment losses and realized gains and losses are reported in the income statement.
RECOVERABLE AMOUNT OF NON-CURRENT ASSETS
At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount. Recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.
INVENTORIES, EXCLUDING LONG-TERM CONTRACTS
Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Raw materials	purchase cost on a first-in, first-out basis

Finished goods and work in progress	cost of direct materials and labor and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs.
Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.
The Group assesses at each reporting date whether there is an indication that inventory may be impaired, or if the estimate of the net realisable value of the inventory is lower than the carrying value. Inventory is valued at the lower of its cost and its net realisable value, and any write down is recognised in the income statement.
FINANCIAL INSTRUMENTS
From time to time, the Group uses derivative financial instruments in the form of sterling and foreign currency contracts to hedge its risks associated with foreign currency fluctuations and those in the form of yield-enhancing deposits to maximize interest rates. Such derivative financial instruments are stated at fair value with movements in fair value recorded in the income statement. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.
The Group makes certain deposits in foreign currencies for fixed terms (dual currency deposits) which, at the option of the bank, mature in that foreign currency or are converted to another currency at a pre-agreed exchange rate. The Group considers that such arrangements contain an embedded derivative element, which is separated from the host contract and accounted for as a derivative financial instrument under IAS39 ‘Recognition and measurement of financial instruments’. This is initially stated in the balance sheet at cost. After initial recognition, it is measured at fair value with movements in fair value recorded in the income statement.

A gain or loss arising from a change in the fair value of a financial asset or financial liability classified as at fair value through the profit or loss is recognized in the income statements.
CASH AND CASH EQUIVALENTS
Cash and cash equivalents comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.
BORROWING COSTS
Borrowing costs are recognized as an expense when incurred.
ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES
Derivatives are initially accounted and measured at fair value on the date a derivative contract is entered into and subsequently measured at fair value. The gain or loss on re-measurement is taken to the income statement except where the derivative is a designated cash-flow hedging instrument. The accounting treatment of derivatives classified as hedges depends on their designation, which occurs on the date on which a commitment to the derivative contract is made.
The Group designates derivatives as:
•	A hedge of the fair value of an asset or liability (fair value hedge);

•	A hedge of the income/cost of a highly probable forecasted transaction or commitment (cash flow hedge); or

•	A hedge of a net investment in a foreign entity.
In order to qualify for hedge accounting, the Group is required to document in advance the relationship between the item being hedged and the hedging instrument. The Group is also required to document and demonstrate an assessment of the relationship between the hedged item and the hedging instrument, which shows that the hedge will be highly effective on an ongoing basis.
This effectiveness testing is re-performed at each period end to ensure that the hedge remains highly effective. Gains or losses on fair value hedges that are regarded as highly effective are recorded in the income statement with the gain or loss on the hedged item attributable to the hedged risk.
Gains or losses on cash flow hedges that are regarded as highly effective are recognized in equity. Where the forecast transaction results in a financial asset or liability only gains or losses previously recognized in equity are reclassified to profit or loss in the same period as the asset or liability affects profit or loss. Where the forecasted transaction or commitment results in a non-financial asset or liability, any gains or losses previously deferred in equity are included in the cost of the related asset or liability. If the forecasted transaction or commitment results in future income or expenditure, gains or losses deferred in equity are transferred to the income statement in the same period as the underlying income or expenditure. The ineffective portions of the gain or loss on the hedging instrument are recognized in profit or loss. For the portion of hedges deemed ineffective or transactions that do not qualify for hedge accounting under IAS39, any change in assets or liabilities is recognized immediately in the income statement. Where a hedge no longer meets the effectiveness criteria, any gains or losses deferred in equity are only transferred to the income statement when the committed or forecasted transaction is recognized in the income statement. However, where an entity applied cash flow hedge accounting for a forecasted or committed transaction that is no longer expected to occur, then the cumulative gain or loss that has been recorded in equity is transferred to the income statement. When a hedging instrument expires or is sold, any cumulative gain or loss existing in equity at the time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement.
LEASES
Finance leases, which transfer to the Group the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Where the Group enters into transactions which meet the criteria for a sale and finance leaseback, the difference between the sale price of the asset and its previous carrying value is deferred and amortized over the lease term.
Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term. Leases where the lessor retains the risks and benefits of ownership of the asset are classified as operating leases.
Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.
PROVISIONS
Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that costs will be required to be incurred to settle the obligation and a reliable estimate can be made of the amount of the obligation. Legal fees associated with litigation arising as a result of circumstances in existence at the balance sheet date are provided for based on management’s best estimate of costs to be incurred.
FOREIGN CURRENCY AND TRANSLATION
Transactions denominated in foreign currencies are recorded in the functional currency of the Group entity at actual exchange rates as at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rates ruling at the balance sheet date. All differences are taken to the income statement except where financing of a foreign subsidiary through long-term loans and deferred trading balances is intended to be as permanent as equity, such loans and inter-Company balances are treated as part of the net investment and, as such, any exchange differences arising are dealt with as adjustments to reserves.
Assets and liabilities of overseas subsidiary and joint venture undertakings are translated into sterling at rates of exchange ruling at the balance sheet date. The results and cash flows of overseas subsidiary and joint venture undertakings are translated into sterling using average rates of exchange. Exchange adjustments arising when the opening net assets and the profits for the year retained by overseas subsidiary and joint venture undertakings are translated into sterling are taken directly to equity. On disposal of a foreign entity, accumulated exchange differences are recognized in the income statement as a component of the gain or loss on disposal.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the acquiring company and are recorded at the exchange rate at the date of the transaction. The Group has taken advantage of the provisions under IFRS1, and does not have to apply this to acquisitions made before August 2003.
ESOP TRUST
Acambis plc recognizes the assets and liabilities of the ESOP trust in its own accounts and shares held by the trust are recorded at cost as a deduction in arriving at shareholders’ funds until such time as the shares vest unconditionally to employees. The trust is a separately administered trust, funded by loans from Acambis plc, whose assets comprise shares in Acambis plc.
FUTURE PRONOUNCEMENTS
At the date of approval of these financial statements the following standards and interpretations which have not been applied in these financial statements were in issue but not yet effective:
•	an amendment to IAS21 ‘The effects of changes in foreign exchange rates’ in respect of an entity’s investment in foreign operations;
•	an amendment to IAS1 ‘Presentation of financial statements’ requiring new disclosures about entities’ management of their capital resources;
•	amendments to IAS39 and IFRS4 ‘Insurance contracts’ which clarify whether financial guarantees fall within the scope of IAS39 or IFRS4 and stipulate the measurement method to be applied to such guarantees;

•	an amendment to IAS39 to permit hedge accounting for certain forecast intra-Group transactions; and
•	a new accounting standard, IFRS7 ‘Financial instruments: Disclosures‘. This standard replaces IAS30 ‘Disclosures in the financial statements of banks and similar institutions’ and the disclosure requirements in IAS32 ‘Financial instruments: disclosure and presentation’ and locates in one place all disclosures relating to financial instruments. The new requirements incorporate many of IAS32’s disclosures as well as additional qualitative and quantitative disclosures on the risks arising from financial instruments.
The Directors believe the adoption of these standards and interpretations in the future periods will have no material impact on the financial statements when they come into effect for periods after January 1, 2006.
2 SEGMENTAL INFORMATION
The Group’s primary reporting format is business segments and its secondary format is geographic segments. At December 2005, the Group is organized on a worldwide basis in one business segment of vaccines, and into two geographical areas of Europe and North America. Transfer prices between segments are set on an arm’s length basis in a manner similar to transactions with third parties. The Group’s geographical segments are determined by location of operations.
GEOGRAPHICAL SEGMENT
The following table presents revenue and certain asset and capital expenditure information regarding the Group’s geographic segments.

	Europe		North America		Total Group
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m

Revenue:
Sales to external customers	1.8	8.5	39.1	77.0	40.9	85.5
Other segment information:
Total assets	79.3	104.0	54.1	59.9	133.4	163.9

Total assets	79.3	104.0	54.1	59.9	133.4	163.9

Capital additions:
Tangible fixed assets	—	—	5.2	3.1	5.2	3.1
Intangible assets	—	—	0.6	0.2	0.6	0.2

3 INCOME AND EXPENSES
i) OTHER INCOME
In May 2005, the Group sold information and rights of a previous R&D project in exchange for shares, valued at £0.4m at the time. The shares are held on the balance sheet as a financial asset (see note 11). In May 2004, the Group reached a c. £10.6m ($19m) agreement with Baxter to terminate the Canton manufacturing agreement under which Baxter was to place manufacturing orders at Acambis’ Canton facility. The first £5.1m ($9m) was received in May 2004 and the second installment of £2.6m ($5m) was received in January 2005. The third and final installment of £2.9m ($5m) was received in January 2006. The Group discounted future cash receipts and, as a result, recorded other operating income of £10.2m in 2004. In 2005 £0.2m (2004 — £0.2m) was recorded within finance income (see (iii) below), reflecting the staged payment nature of the agreement.
ii) ADMINISTRATION COSTS

	2005	2004
	£m	£m

Administration costs	7.7	2.9
Canton plant impairment	—	1.9
Restructuring costs	—	0.7

Total administration costs	7.7	5.5

iii) FINANCE INCOME

	2005	2004
	£m	£m

Unwinding of discounts in relation to deferred debtors	0.2	0.2
Interest receivable	3.8	4.6

Total finance income	4.0	4.8

iv) FINANCE COSTS

	2005	2004
	£m	£m

On bank overdrafts	0.2	0.1
Interest element of finance leases	0.6	0.7
Unwinding of discounts in relation to contingent and deferred consideration	0.2	0.1

Total finance costs	1.0	0.9

v) STAFF COSTS

	2005	2004
	£m	£m

Wages and salaries	14.4	14.5
Social security costs	1.1	1.4
Other pension and 401k costs	0.4	0.4
Cost of share-based payments	0.8	0.7

Total employee benefits	16.7	17.0

During 2004, a third-party company to which the Group provided administrative services paid a share of the Group’s administrative costs, including £0.2m for staff costs. This arrangement ceased in 2004 and these costs are included in the comparative figures shown above only.
The average monthly number of employees during the year (including Executive Directors) was:

	UK	US	2005	2004
	Number	Number	Number	Number

Research and development	8	93	101	118
Sales and marketing	3	19	22	19
Manufacturing	—	90	90	87
Administration	19	43	62	65

	30	245	275	289

At December 31, 2005, the Group had 285 employees (2004 — 270).

4 OPERATING (LOSS)/PROFIT
The following items are included in operating (loss)/profit:

	2005	2004
	£m	£m

Depreciation of fixed assets:
— owned	3.1	2.7
— held under finance leases	1.9	1.9
Cost of share-based payments (note 24)	0.8	0.7
Amounts paid to the Group’s Auditors (see below)	0.5	0.5
Operating lease charges for plant and equipment	0.1	0.1
Operating lease charges for property	2.2	1.8
Loss on disposal of fixed assets	0.1	0.1
Repairs and maintenance costs for property, plant and equipment	0.5	0.4
Exchange (loss)/gain on foreign currency borrowings	(0.4)	0.3
Cost of inventories recognized as expenses	3.0	17.9
Amortization of intangibles in cost of sales	0.7	0.7
Amortization of intangibles in operating expenses	0.2	0.1

During the year the Group obtained the following services from the Group’s Auditors:

	2005	2004
	£m	£m

Audit services:
— statutory audit	0.2	0.1
— related regulatory reporting	0.1	0.1
Tax services:
— compliance services	0.1	0.1
— advisory services	0.1	0.2

	0.5	0.5

5 INCOME TAX
Tax is charged on profits made in the country where each Group company is based. Major components of income tax expense for the year are as follows:

	2005	2004
	£m	£m

Analysis of (credit)/charge in the consolidated income statement
Current income tax	(0.3)	4.2
Deferred taxation	(0.4)	3.1

Income tax (benefit)/expense in the consolidated income statement	(0.7)	7.3

Tax on items charged to equity

Current income tax credit on employee share schemes	—	(1.2)
Deferred tax on revaluation of available-for-sale investment	0.1	—

Income tax expense/(benefit) reported in equity	0.1	(1.2)

A reconciliation of income tax expense applicable to accounting profit before tax at the statutory income tax rate to total taxation for the Group is as follows:

	2005	2004
	£m	£m

(Loss)/profit before tax	(27.7)	27.0

At the standard rate of corporation tax in the UK of 30% (2004 — 30%)	(8.3)	8.1
Effects of:
Utilization of tax losses	(2.9)	(3.6)
Losses carried forward	13.7	—
Expenses not deductible for tax purposes	0.2	(1.1)
Adjustments in respect of foreign tax rates	(3.5)	0.2
Other timing differences	(0.5)	3.7
Adjustments to tax in respect of prior period	0.6	—

Total taxation	(0.7)	7.3

Movements in the deferred tax account are as follows:

	Deferred tax		Deferred tax
	asset		liability
	2005	2004	2005	2004
	£m	£m	£m	£m

At January 1,	—	2.1	(1.7)	(1.8)
Accelerated capital allowances	0.3	—	—	(2.7)
Short-term timing differences	—	—	—	2.6
Exchange differences	—	—	0.2	0.2
Available-for-sale investment	—	—	(0.2)	—
Tax losses	—	(2.1)	—	—

At December 31,	0.3	—	(1.7)	(1.7)

No deferred tax is recognized on the un-remitted earnings of overseas subsidiaries and joint ventures. The Directors have determined that, as earnings are continually reinvested by the Group, undistributed earnings of the subsidiaries and joint ventures will not be distributed in the foreseeable future.
Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net. No balances have been offset in the current or previous years.
UNRECOGNIZED DEFERRED TAX ASSETS/(LIABILITIES)

	2005	2004
	£m	£m

Tax losses	7.9	0.6
R&D tax credit	0.7	—
Short-term timing differences	(0.6)	—
Other	0.4	—

At December 31,	8.4	0.6

Deferred tax assets have not been recognized in respect of tax losses because there is uncertainty in the probability that they will be recoverable in the foreseeable future.
6 EARNINGS PER ORDINARY SHARE (BASIC AND FULLY DILUTED)
Basic EPS is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the employee share trust (see note 23), which are treated as cancelled until the shares vest unconditionally with the employees.
For fully diluted EPS, the weighted average number of ordinary shares in issue is adjusted to assume conversion of dilutive potential ordinary shares.
The Group’s potentially dilutive securities consist of share options and performance shares.

For basic and diluted EPS, the weighted average numbers of shares used in the calculations are set out below:

		2005		2004
		Weighted		Weighted
		average		average
	Earnings	number	Earnings	number
	£m	of shares	£m	of shares

Basic EPS
(Loss)/earnings attributable to ordinary shareholders	(27.0)	107,211,367	19.7	106,300,080
Effect of dilutive securities:
Options	—	—	—	2,349,309

Adjusted (loss)/earnings	(27.0)	107,211,367	19.7	108,649,389

	2005	2004
	Per share	Per share
	amount	amount
	pence	pence

Basic EPS
(Loss)/earnings attributable to ordinary shareholders	(25.2)	18.5
Effect of dilutive securities:
Options	—	(0.4)

Diluted EPS	(25.2)	18.1

7 GOODWILL

Cost	£m
At January 1, 2005	21.0
Adjustment to contingent consideration	(0.8)
Exchange movement	0.3

At December 31, 2005	20.5
Amortisation at January 1, and December 31, 2005	5.6

Net book value at December 31, 2005	14.9
Net book value at December 31, 2004	15.4

Goodwill arose when Acambis Inc. was acquired in 1999 and when BPC was acquired in August 2003.
In 2003, the Group acquired BPC for $6.5m (£4.0m) cash, $2.0m (c. £1.1m) of deferred consideration and $3.2m (c. £1.8m) of contingent consideration. During 2005, deferred consideration of $1.6m (£0.9m) (2004 — $0.6m (£0.3m)) and contingent consideration of $1.5m (£0.8m) (2004 — $0.9m (£0.5m)) was paid.
During 2005, the conditions for the payment of the remainder of the contingent consideration were not met and $1.3m (£0.7m) (2004 — £nil) was deducted from the purchase price.
IMPAIRMENT TESTING OF GOODWILL
Goodwill acquired through business combinations has been allocated to the business as a whole. Acambis operates as a global business and does not have cash-generating units at a level lower than the Group as a whole.

During the year, the goodwill has been tested for impairment in accordance with IAS36 ‘Impairment of assets’. The recoverable value, which is the higher of the Group’s net selling price and its value in use, has been calculated based on the market capitalization of the Group. No impairment charges were made.
8 OTHER INTANGIBLE ASSETS

	Distribution	Software	R&D
	contract	assets	technology	Total
	£m	£m	£m	£m

Cost
At January 1, 2005	4.7	0.6	—	5.3
Additions	—	0.2	0.4	0.6
Exchange movement	0.5	—	—	0.5

At December 31, 2005	5.2	0.8	0.4	6.4

Amortization
At January 1, 2005	0.9	0.3	—	1.2
Charge for year	0.7	0.2	—	0.9
Exchange movement	0.1	—	—	0.1

At December 31, 2005	1.7	0.5	—	2.2
Net book value at December 31, 2005	3.5	0.3	0.4	4.2

At January 1, 2004	5.0	0.4	—	5.4
Additions	—	0.2	—	0.2
Exchange movement	(0.3)	—	—	(0.3)

At December 31, 2004	4.7	0.6	—	5.3

Amortization
At January 1, 2004	0.2	0.2	—	0.4
Charge for year	0.7	0.1	—	0.8

At December 31, 2004	0.9	0.3	—	1.2

Net book value at December 31, 2004	3.8	0.3	—	4.1

9 PROPERTY, PLANT AND EQUIPMENT

	Freehold	Short	Manufacturing
	land and	leasehold	and laboratory	Office
	buildings	improvements	equipment	equipment	Total
	£m	£m	£m	£m	£m

Cost
January 1, 2005	0.6	20.4	6.8	2.6	30.4
Additions	—	3.6	0.9	0.7	5.2
Disposals	—	—	—	(0.3)	(0.3)
Exchange movement	—	2.5	1.3	0.4	4.2

At December 31, 2005	0.6	26.5	9.0	3.4	39.5

Depreciation
At January 1, 2005	—	8.6	2.0	1.3	11.9
Charge for year	—	3.1	1.2	0.7	5.0
Impairment	—	0.9	—	—	0.9
Disposals	—	—	—	(0.2)	(0.2)
Exchange movement	—	1.1	0.7	0.3	2.1

At December 31, 2005	—	13.7	3.9	2.1	19.7

Net book value

At December 31, 2005	0.6	12.8	5.1	1.3	19.8

Net book value of assets held under finance leases included above:
At January 1, 2005	—	4.8	0.8	—	5.6

At December 31, 2005	—	3.5	0.7	—	4.2

	Freehold	Short	Manufacturing
	land and	leasehold	and laboratory	Office
	buildings	improvements	equipment	equipment	Total
	£m	£m	£m	£m	£m

Cost

January 1, 2004	0.6	20.3	8.4	2.1	31.4
Additions	—	1.5	0.9	0.7	3.1
Disposals	—	(0.2)	(1.8)	—	(2.0)
Exchange movement	—	(1.2)	(0.7)	(0.2)	(2.1)

At December 31, 2004	0.6	20.4	6.8	2.6	30.4

Depreciation
At January 1, 2004	—	5.2	2.0	0.7	7.9
Charge for year	—	2.5	1.4	0.7	4.6
Impairment	—	1.8	0.1	—	1.9
Disposals	—	(0.3)	(1.2)	—	(1.5)
Exchange movement	—	(0.6)	(0.3)	(0.1)	(1.0)

At December 31, 2004	—	8.6	2.0	1.3	11.9

Net book value
At January 1, 2004	0.6	15.1	6.4	1.4	23.5
At December 2004	0.6	11.8	4.8	1.3	18.5

10 SUBSIDIARIES AND JOINT VENTURES
The consolidated financial statements include the financial statements of Acambis plc and the following subsidiaries:

		Country of	Parent
Company name	Main business	incorporation	company	% owned

Acambis Research Limited	Corporate administration and sales	England and Wales	Acambis plc	100
Acambis Inc.	R&D, sales and manufacturing	US	Acambis plc	100
Berna Products Corporation	Sales, marketing and distribution	US	Acambis Inc.	100
Smallpox Biosecurity Limited	Marketing	England and Wales	Acambis plc	100
JOINT VENTURE
As described in note 20, the Group has an interest in a Joint Venture. Since May 1999, Acambis has performed a pre-agreed work program on behalf of the Joint Venture. Costs incurred by the Group on behalf of the Joint Venture and corresponding turnover received from the Joint Venture have been included in the Group’s financial statements.

11 FINANCIAL ASSETS: AVAILABLE-FOR-SALE INVESTMENTS

	2005	2004
	£m	£m

At January 1,	—	—
Additions	0.4	—
Revaluation surplus transfer to equity (note 23)	0.2	—

At December 31,	0.6	—

In May 2005, the Group sold information and rights of a previous R&D project to Cambridge Biostability Limited, an unquoted UK company, in exchange for 1,425,200 shares. The investment represents less than a 20% shareholding in that company.
12 OTHER NON-CURRENT ASSETS

	2005	2004
	£m	£m

Prepayments and accrued income	—	0.1
Settlement of Canton agreement	—	2.4

	—	2.5

The discounted interest rate used to value the Canton settlement receivable was 8.0%.
13 INVENTORY

	2005	2004
	£m	£m

Raw materials	0.4	0.4
Work in progress	0.5	2.7
Finished goods	2.7	2.9

	3.6	6.0

Inventory is stated net of a provision of £2.5m (2004 — £3.6m).The amount of inventory write-down recognized as an expense in 2005 was £1.8m (2004— £4.7m). This expense is included in the cost of sales line.
14 TRADE AND OTHER RECEIVABLES

	2005	2004
	£m	£m

Trade receivables	12.4	8.2
Other receivables	0.5	0.7
Prepayments and accrued income	4.8	2.2
Settlement of Canton agreement	2.9	2.6

	20.6	13.7

Trade receivables are non-interest-bearing and are generally on terms of 30 to 60 days. There was a provision against trade receivables of £0.1m at December 31, 2005 (2004 — £nil).

15 FINANCIAL INSTRUMENTS
The Group’s financial instruments comprise primarily cash and liquid resources, a finance lease facility, an overdraft facility, foreign currency contracts, short- and long-term debtors receivable under the Canton settlement and various items, such as trade debtors and trade creditors, which arise directly from its operations. The main purpose of these financial instruments is to provide working capital for the Group’s operations.
The main risks arising from the Group’s activities and involving the use of financial instruments are foreign currency risk, interest rate risk and liquidity risk. The Board reviews and agrees the Group’s objectives and policies for managing each of these risks. Details of the Group’s objectives and policies, both during the year and since the year-end, are set out below, along with numerical disclosures for each category of financial instrument. Except where indicated, these disclosures are indicative of the situation throughout the year.
FOREIGN CURRENCY RISK
The Group has subsidiaries that operate and trade in the US, with revenues, expenses and financing denominated principally in US dollars. Through these overseas operations, the Group is subject to foreign exchange risk, including the risk of fluctuations in the Group’s net investment in, and reported profits from, foreign subsidiaries when translated into sterling. In addition, the UK trading subsidiary enters into contracts in a variety of foreign currencies.
The Group had overall surplus cash funds throughout the year but had to determine in which currency to hold cash available for working capital and surplus funds. This was done with reference to anticipated future expenditure patterns and relative returns on funds held in different currencies. The Group’s current policy is to hold surplus funds in sterling over the long term, which currently achieves a higher interest rate return whilst mitigating the risk of fluctuations in the Group’s net assets, when reported in sterling.
From time to time, the Group makes use of forward contracts in order to reduce uncertainty over the sterling value of anticipated US dollar receipts, thereby reducing uncertainty over the level of the Group’s profits when reported in sterling. Typically, in 2005 the Group took out forward contracts for known significant foreign currency transactions only. There were no forward contracts outstanding at the year-end.
During the year, the Group also used dual currency deposits for both euro and US dollar deposits, allowing an enhanced interest rate to be earned, which may, at maturity, be converted into sterling or dollars at the banks’ discretion, at a rate previously agreed. The Group had no dual currency deposits outstanding at the year-end.
Where Group companies have monetary assets and liabilities denominated in currencies other than their functional currency, these balances are translated into that subsidiary’s functional currency. With the exception of gains and losses on those inter-Company balances that are considered to be ‘as permanent as equity’ and recorded in reserves, foreign exchange gains and losses arising are recorded immediately in the income statement. These amounts include sterling-denominated cash balances held in the US, US dollar- and euro-denominated balances held by the Company and a US dollar-denominated overdraft facility held by a UK subsidiary. In addition, the Group has other current assets and liabilities denominated in foreign currencies, which the Board does not consider to be significant.
LIQUIDITY RISK
The Board monitors the level of cash and liquid resources on a regular basis, and management monitors the level on a daily basis, to ensure that the Group has sufficient liquid funds to enable it to meet its commitments as they fall due. This is achieved through the production and review of cash forecasts, including sensitivity analyses. Approximately 60% of the Group’s cash and liquid resources are managed on a discretionary basis by a third party within strict parameters that have been set by the Board. The remainder is invested in managed funds or invested in bank deposits within the parameters set by the Board. These parameters include the requirement that the institutions used must have a minimum rating of Aa2 long-term or P-1 short-term, and a maximum investment with any one counter-party of £20m.

INTEREST RATE RISK
The Group finances its operations predominantly through cash and liquid resources generated through operating activities, from the issuance of equity shares, through finance leases and through an overdraft facility. It is the Group’s policy to invest surplus cash on deposit or in money market funds managed by professional money managers. The performance of the investments is reviewed by management on a regular basis to ensure that competitive rates of return are being achieved, subject to the Board’s requirement relating to the accessibility of funds and standing of financial institutions used. The Board reviews regularly the financing facilities available to the Group to ensure competitive rates of interest are being obtained. During the year, the Group invested in a cash deposit which accrues interest dependent on the sterling LIBOR rate. This deposit of £10.0m was outstanding at the year-end and was valued at £10.0m (2004 – deposit £5.8m, valued at £5.7m).
The following table sets out the carrying value by maturity, for each financial instrument that is exposed to interest rate risk.

	Within	One–two
	one year	years	Total
2005	£m	£m	£m

Floating rate:
Cash	11.0	—	11.0

Fixed rate:
Short-term deposits	38.2	—	38.2
Liquid investments	8.8	10.0	18.8
Obligations under finance leases	(7.1)	—	(7.1)

	Within	One–two
	one year	years	Total
2004	£m	£m	£m

Floating rate
Cash	30.2	—	30.2

Fixed rate
Cash	0.7	—	0.7
Short-term deposits	50.1	—	50.1
Liquid investments	20.8	—	20.8
Obligations under finance leases	(3.1)	(6.3)	(9.4)

The Group’s main customer is the US Government and therefore it assesses the credit risk as low. There are no other significant concentrations of credit risk.
FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES
There is no material difference between the book values and fair values of the Group’s financial assets and liabilities as at December 31, 2005. Fair values have been calculated by discounting cash flows at prevailing interest rates.

	2005	2004
	£m	£m

Assets:
Foreign currency contracts	0.1	—

Liabilities:
Foreign currency contracts	—	(0.1)

In accordance with IAS39, the Group has reviewed all contracts for embedded derivatives that are required to be separately accounted for if they do not meet certain requirements set out in the standard. This derivative is fair valued based on discounted future cash flows with gains and losses passing through the income statement as hedge accounting is not available.
The Group has an embedded derivative deposit which accrues interest dependent on UK LIBOR (the London interbank offered rate).
During the year, the Group also used dual currency deposits for both euro and US dollar deposits, allowing an enhanced interest rate to be earned, which may, at maturity, be converted into sterling or dollars at the banks’ discretion, at a rate previously agreed. The Group had no dual currency deposits outstanding at the year-end (2004 – none).
From time to time, the Group makes use of forward contracts in order to reduce uncertainty over the sterling value of anticipated US dollar receipts, thereby reducing uncertainty over the level of the Group’s profits when reported in sterling. Typically, in 2005 the Group took out forward contracts for known significant foreign currency only. The Group had no forward contracts outstanding at the year-end (2004 – a forward contract to sell dollars and buy sterling outstanding at the year-end).
16 CASH AND CASH EQUIVALENTS

	2005	2004
	£m	£m

Cash	11.0	30.9
Short-term deposits	38.2	50.1

	49.2	81.0

The weighted average interest rate received in the year was 3.9% for cash at bank. Short-term deposits are made for varying periods of between one day and three months, (the weighted average maturity being 14 days) and have earned interest at 4.7%.
The Group had cash and liquid resources of £68.0m at December 31, 2005 (2004 – £101.8m). Of this amount, deposits with an original maturity of more than three months of £18.8m (2004 – £20.8m) have been classified as liquid investments. The majority of these resources are invested in managed funds or on bank deposit, denominated in sterling, US dollars and euros. Approximately 16% of the Group’s cash and liquid resources is available for use with a day’s notice (2004 – 30%), with the remainder being invested on deposits of up to 18 months. The Group had £0.7m of restricted cash on deposit at the year-end (2004 – £0.4m).
17 FINANCIAL LIABILITIES

	2005	2004
	£m	£m

Current:
Short-term borrowings	4.0	3.6

Short-term financial liabilities – obligations under finance leases	7.1	3.1

Other financial liabilities	0.1	—

Derivative financial liabilities	—	0.1

	11.2	6.8

Non-current:
Other financial liabilities	1.6	6.3

SHORT-TERM BORROWINGS
Under the terms of the agreement between Acambis and Evans Vaccines Limited (a subsidiary of Chiron Corporation, which has been acquired by Novartis AG) given certain conditions the obligation under the bank overdraft facility of £4.0m (2004 – £3.6m) for part of the costs incurred on the ARILVAX project may be repayable within one year. The facility is underwritten by Chiron. Chiron has granted to Acambis 100% of the marketing rights to ARILVAX in the US, whilst retaining an option to buy back 50% of the profits from the US sales in return for refunding to Acambis the costs that Acambis has incurred on the ARILVAX program. The overdraft facility was fully utilized at December 31, 2005 (2004 – fully utilized) and was renewed in January 2006 for a further year.
During the year, an exchange loss of £0.4m (2004 – gain of £0.3m) was recorded in the income statement, resulting from the revaluation of this US dollar-denominated facility.
OBLIGATIONS UNDER FINANCE LEASES
The Group has a $40m (c. £21m) finance lease facility. This was arranged through Baxter and was approved by shareholders in December 2001. In 2001, the Group drew down $18.6m (£14.0m) and has made no further draw-downs from the facility. The repayment schedule for the lease financing required that interest only was repaid in 2003 and capital and interest are repayable over 2004 to 2006. The Group had an option to repurchase all of the facility’s assets in December 2003, and on each anniversary thereafter, for the capital balance outstanding at that time, plus any accrued but unpaid interest due at the time, and a make-whole payment (discounted to present value) equal to the projected future interest stream payable to the end of the lease term.
In December 2001, the Group committed to a finance lease, repayable within five years, relating to the purchase and sale-and-leaseback of capital assets within the manufacturing plant.
OTHER FINANCIAL LIABILITIES
In May 2005, the Group purchased a fill/finish facility for c. £1.8m ($3m) upfront and a further c. £2.6m ($4.5m) in equal installments between 2006 and 2017. The balance relating to the discounted value of future payments is £1.7m at December 31, 2005 (2004 – £nil). £0.1m is included in ‘current other financial liabilities’ (2004 – £nil), and £1.6m in ‘non-current other financial liabilities’ (2004 – £nil).
18 CURRENT LIABILITIES
TRADE AND OTHER PAYABLES

	2005	2004
	£m	£m

Trade payables	16.0	5.8
Other taxation and social security	0.1	0.1
Other payables	—	0.7
Deferred and contingent consideration	—	1.7

	16.1	8.3

19 PROVISIONS
In August 2005 BN filed legal actions against Acambis in the US in relation to IP on its MVA smallpox vaccine. A further suit was filed in Austria in February 2006. BN alleges use of trade secrets, misappropriation and patent infringement. Acambis strongly believes these allegations are without foundation and is vigorously defending its position. A current provision of £2.3m (2004 – £nil) has been recognized in relation to future legal costs relating to the MVA litigation.

20 INVESTMENT IN JOINT VENTURE
The Group has a 50% interest in the Pasteur Mérieux-OraVax joint venture whose principal business is to develop, manufacture, market and sell immunotherapeutic and preventative vaccines against H. pylori infection in humans. The Joint Venture represents collaboration between two partnerships, Mérieux-OraVax SNC and OraVax-Mérieux Co., incorporated in Delaware, US. These partnerships were formed in March 1995 between the companies now known as Acambis Inc. and sanofi pasteur. The Joint Venture trades under the name of Pasteur Mérieux-OraVax and its accounting year-end is December 31, The R&D budgets of the two partnerships are established by joint committees in which each of the parties has an equal participation and role. The parties pay approximately equal shares of the agreed budgets. The Joint Venture is being wound down.
The following information is given in respect of the Group’s share of the Joint Venture:

	2005	2004
	£m	£m

Loss before tax	—	—
Current assets	0.7	0.6
Liabilities due within one year	(1.0)	(0.9)

	(0.3)	(0.3)

Due to the nature of this Joint Venture as collaboration between two partners, the following table provides an alternative analysis of the amounts shown above:

	2005	2004
	£m	£m

Share of cumulative amounts invested by the partners	17.0	15.2
Share of cumulative losses incurred by the Joint Venture	(17.3)	(15.5)

	(0.3)	(0.3)

21 OTHER NON-CURRENT LIABILITIES

	2005	2004
	£m	£m

Deferred and contingent consideration	—	0.5

22 CALLED-UP SHARE CAPITAL

		2005		2004
	Number	£m	Number	£m

Authorized shares of 10p each	140,000,000	14.0	140,000,000	14.0

At January 1, and December 31,
Allotted, called-up and fully paid ordinary shares of 10p each
At January 1,	107,219,329	10.7	105,637,848	10.6
Exercise of share options	132,078	—	1,581,481	0.1

At December 31,	107,351,407	10.7	107,219,329	10.7

All shares have equal voting rights.
As described in note 23, Acambis Employees Trustees Limited holds 84,972 shares, which will be used to satisfy awards made under the LTIP. Consideration received in 2005 through the exercise of share options amounted to £0.2m (2004 – £1.9m).

23 STATEMENT OF CHANGES IN EQUITY

	Share	Share premium	Retained	Other
	capital	account	earnings	reserves	Total
	£m	£m	£m	£m	£m

At January 1, 2005	10.7	97.8	1.5	(2.5)	107.5
Gain on foreign currency exchange	—	—	—	1.6	1.6

Total income and expense recognized directly in equity	—	—	—	1.6	1.6
Loss for the year	—	—	(27.0)	—	(27.0)

Total income and expense recognized	—	—	(27.0)	1.6	(25.4)
Issue of new shares	—	0.2	—	—	0.2
Purchase of treasury shares	—	—	(0.2)	—	(0.2)
Revaluation of available-for-sale investment (net of deferred tax)	—	—	0.1	—	0.1
Credit in respect of employee share schemes	—	—	0.8	—	0.8

At December 31, 2005	10.7	98.0	(24.8)	(0.9)	83.0

	Share	Share premium	Retained	Other
	capital	account	earnings	reserves	Total
	£m	£m	£m	£m	£m

At January 1, 2004	10.6	96.0	(20.1)	—	86.5
Loss on foreign currency exchange	—	—	—	(2.5)	(2.5)
Deferred tax on share options	—	—	1.2	—	1.2

Total income and expense recognized directly in equity	—	—	1.2	(2.5)	(1.3)
Profit for the year	—	—	19.7	—	19.7

Total income and expense recognized	—	—	20.9	(2.5)	18.4
Issue of new shares	0.1	1.8	—	—	1.9
Credit in respect of employee share schemes	—	—	0.7	—	0.7

At December 31, 2004	10.7	97.8	1.5	(2.5)	107.5

The amount shown in ‘other reserves’ relates to foreign currency translation.
At December 31, 2005, Acambis Employees’ Trustees Limited held 84,972 (2004 – 62,190) ordinary shares in Acambis plc with a total nominal value of £0.01m (2004 – £0.01m). The cost of these shares of £0.2m (2004 – £0.1m) is shown as a deduction to retained earnings. The total market value of these shares at December 31, 2005 is £0.2m (2004 – £0.2m). All shares held by the Trust have been allocated to long-term incentive awards and a charge has been made in respect of all of these awards. All costs relating to the administration of the Trust are included within the accounts of Acambis plc as they arise.
24 SHARE-BASED PAYMENTS
SUMMARY OF SHARE SCHEMES IN OPERATION DURING THE YEAR
Acambis had the following share-based payment schemes in operation during the year.
1996 AND 1999 SCHEMES
The 1996 Scheme and the 1999 Plan involve the grant of market-value share options to participants. The options are subject to a market-based performance condition (Acambis’ TSR performance against a comparator group). The options granted have a maximum contractual life of 10 years with the exception of the 15 October 2005 and 28 October 2003 options granted to employees which have a maximum contractual life of four years. For all options granted after January 1, 2004 (to employees or Directors)

performance is measured over three years and there is no retesting of the performance condition. Further information regarding the operation of the scheme can be found in the remuneration report.
LTIP
The LTIP involves the grant of nil-cost share options to participants. The options are subject to a market-based performance condition (Acambis’ TSR performance against a comparator group). The options granted have a maximum contractual life of three years and six months. For all options granted under the LTIP performance is measured over three years and there is no retesting of the performance condition. Further information regarding the operation of the scheme can be found in the remuneration report.
SAYE SCHEME
The SAYE Scheme is based on a three-year monthly savings contract and eligible employees are granted share options with an exercise price of up to 20% below the share price when the invitation is issued. The options granted have a maximum contractual life of three years and six months. Vesting of the options is not subject to the achievement of a performance target.
ESPP
The ESPP is based on a two-year monthly savings contract and eligible employees are granted share options with an exercise price of up to a 15% discount to the share price at the time of invitation. The options granted have a maximum contractual life of two years and three months. Vesting of the options is not subject to the achievement of a performance target.

Options outstanding under all schemes are as follows:

	January 1,				December 31,
	2005	Granted	Exercised	Lapsed	2005

Scheme	’000	’000	’000	’000	’000
1996	233	36	(10)	(59)	200
1999	3,173	806	(104)	(342)	3,533
SAYE	105	38	(12)	(50)	81
ESPP	85	50	—	(60)	75
1990 US1	121	—	—	(107)	14
1995 US2	155	—	—	(28)	127

Total	3,872	930	(126)	(646)	4,030

	January 1,				December 31,
	2004	Granted	Exercised	Lapsed	2004

Scheme	’000	’000	’000	’000	’000
1995	5	—	(5)	—	—
1996	318	70	(113)	(42)	233
1999	3,925	864	(1,277)	(339)	3,173
SAYE	192	24	(105)	(6)	105
ESPP	79	20	—	(14)	85
1990 US1	167	—	(46)	—	121
1995 US2	190	—	(35)	—	155

Total	4,876	978	(1,581)	(401)	3,872

NOTES

1	The OraVax 1990 Stock Incentive Plan

2	The OraVax 1995 Stock Incentive Plan
The following table shows outstanding options, divided into ranges to help assess the number and timing of additional shares that may be issued and the cash that may be received upon exercise of those options.

	Weighted average	Period exercisable in	Number
Year of grant	exercise price	normal circumstances	outstanding

1996	$26.02	1999-2006	30,547
1996	£1.70	1999-2006	17,685
1997	$4.89	2000-2007	105,443
1999	$1.68	2002-2009	5,090
1999	£0.36	2002-2009	85,434
2000	£0.92	2003-2006	250,000
2000	£0.96	2003-2010	3,600
2001	£1.25	2004-2006	208,000
2001	£3.33	2004-2006	19,520
2001	£1.38	2004-2011	258,201
2002	£2.46	2005-2006	237,152
2002	£1.80	2005-2006	16,065
2002	£2.62	2005-2012	363,419
2003	£3.26	2006-2007	265,716
2003	£2.74	2006-2007	8,346
2003	£3.00	2006-2013	359,265
2004	£2.65	2006	24,798
2004	£2.81	2007-2008	377,340
2004	£2.36	2007-2008	17,896
2004	£2.91	2007-2014	462,949

	Weighted average	Period exercisable in	Number
Year of grant	exercise price	normal circumstances	outstanding

2005	£ 1.87	2007	50,652
2005	£ 2.46	2008-2009	344,440
2005	£ 2.01	2008-2009	38,414
2005	£ 2.34	2008-2015	479,895

Total			4,029,867

Whilst they have no present intention of utilizing such authority, at the AGM to be held on 23 June 2006 the Directors will seek authority from the shareholders to allot shares up to an aggregate nominal value of £3,264,670 (32,646,703 ordinary shares of 10p each), being the un-issued ordinary shares of Acambis plc at 21 April 2006. Currently, the Directors have authority to allot shares up to an aggregate nominal value of £3,276,481.
The Group operates an HM Revenue and Customs-approved SAYE scheme in the UK and an ESPP scheme in the US.
CHARGE IN THE INCOME STATEMENT
In accordance with the transitional provisions of IFRS2, Acambis has recognized an expense in respect of all grants under these plans made after 7 November 2002 which remained unvested at December 31, 2004. Acambis recognized a total expense of £0.8m in 2005 (2004 — £0.7m) in accordance with IFRS2.
FINANCIAL DETAILS OF SHARE OPTIONS
Options were exercised on a regular basis during the year. The average share price during 2005 was £2.35. The weighted average fair values for grants made in the year are as noted in the table below. Grants made to employees and Directors under the 1996 and 1999 Plans are shown separately since different inputs have been used for these grants.

	2005	2004
Weighted average fair value	£	£

1996 Plan (Employee grants)	0.83	1.12
1996 Plan (Director grants)	N/A	1.36
1999 Plan (Employee grants)	0.68	1.03
1999 Plan (Director grants)	0.84	1.19
LTIP	1.41	2.37
ESPP	0.62	1.36
SAYE	0.88	1.16

The assumptions used in the calculation of the fair values in the above table are:
•	Expected volatility was based on the historical volatility of the Acambis plc share price:
–	over the three years prior to the grant date for employee grants under the 1996 and 1999 Plan and all grants under the SAYE Scheme and LTIP; — over the four years prior to the grant date for Director grants under the 1996 and 1999 Plan; and

–	over the two years prior to the grant date for all grants under the ESPP.
•	A zero dividend yield assumption has been used in the calculation of these fair values.
1996 PLAN, 1999 PLAN AND LTIP
The fair value of shares awarded under the 1996 Plan and 1999 Plan is calculated using a binomial option pricing model adjusted to reflect the TSR market-based performance condition. The awards were calculated using the following assumptions:

1996 PLAN (EMPLOYEE GRANTS)

	2005	2004

Weighted average share price (£)	2.58	3.00
Weighted average exercise price (£)	2.58	2.93
Weighted average volatility (%)	41.4	51.1
Weighted average correlation (%)	5.0	14.8
Weighted average expected life (years)	3.5	3.5
Weighted average risk-free interest rate (%)	4.6	4.7

1996 PLAN (DIRECTOR GRANTS)

	2005	2004

Weighted average share price (£)	N/A	3.46
Weighted average exercise price (£)	N/A	3.46
Weighted average volatility (%)	N/A	53.6
Weighted average correlation (%)	N/A	14.3
Weighted average expected life (years)	N/A	4.00

Weighted average risk-free interest rate (%)	N/A	4.6

1999 PLAN (EMPLOYEE GRANTS)

	2005	2004

Weighted average share price (£)	2.41	2.85
Weighted average exercise price (£)	2.41	2.84
Weighted average volatility (%)	36.9	50.2
Weighted average correlation (%)	4.3	14.9
Weighted average expected life (years)	3.1	3.5
Weighted average risk-free interest rate (%)	4.3	4.7

1999 PLAN (DIRECTOR GRANTS)

	2005	2004

Weighted average share price (£)	2.34	3.05
Weighted average exercise price (£)	2.34	3.04
Weighted average volatility (%)	47.9	52.0
Weighted average correlation (%)	4.5	14.5
Weighted average expected life (years)	4.0	3.7
Weighted average risk-free interest rate (%)	4.3	4.7

LTIP

	2005	2004

Weighted average share price (£)	2.19	3.46
Weighted average exercise price (£)	—	—
Weighted average volatility (%)	40.8	53.3
Weighted average correlation (%)	5.0	15.0
Weighted average expected life (years)	3.0	3.0
Weighted average risk-free interest rate (%)	4.3	4.5

The 1996 Plan, 1999 Plan and the LTIP have a TSR market-based performance condition, such that the Acambis plc TSR over the performance period will be compared with the TSR of the comparator companies on the date of grant. The maximum number of shares would vest if Acambis were ranked in the upper quartile of the comparator group, being prorated down to a 30% vesting at a ranking of the median. No shares vest if Acambis’ ranking falls below the median. The fair value of options under the 1996 Plan, 1999 Plan and LTIP has been adjusted to take into account this market-based performance condition using a pricing model based on expectations about volatility and the correlation of share price returns in the group of comparator companies and which incorporates into the valuation the interdependency between share price performance and TSR vesting.

ESPP AND SAYE GRANTS
The fair value of options granted under the ESPP and SAYE scheme are calculated using a binomial option pricing model with the following assumptions:
ESPP

	2005	2004

Weighted average share price (£)	2.17	3.44
Weighted average exercise price (£)	1.87	2.65
Weighted average volatility (%)	32.4	44.8
Expected life (years)	2.0	2.0
Weighted average risk-free interest rate (%)	4.4	5.0

	2005	2004

Weighted average share price (£)	2.39	3.51
Weighted average exercise price (£)	2.01	2.74
Weighted average volatility (%)	34.7	55.2
Expected life (years)	3.3	3.3
Risk-free interest rate (%)	4.3	4.9

FAIR VALUE OF OPTIONS GRANTED IN 2003
The charge under IFRS2 for the current period includes a charge for options granted under the above schemes during the year ended December 31, 2003 and the year ended December 31, 2002 with the following weighted average grant date fair values:

	2003	2002
	£	£

1996 Plan (Employee grants)	1.25	1.11
1996 Plan (Director grants)	N/A	N/A
1999 Plan (Employee grants)	1.23	1.13
1999 Plan (Director grants)	1.33	N/A
LTIP	2.24	N/A
ESPP	1.66	N/A
SAYE	1.78	N/A

The fair values for the 2003 grants were calculated using the binomial model (adjusted for the TSR performance condition where relevant).

	1996 Plan	1996 Plan	1999 Plan	1999 Plan
	(Employee	(Director	(Employee	(Director
	grants)	grants)	grants)	grants)	LTIP	ESPP	SAYE

Weighted average share price (£)	3.34	N/A	3.21	2.94	3.23	3.72	3.51
Weighted average exercise price (£)	3.34	N/A	3.17	2.94	—	3.08	2.74
Weighted average volatility (%)	55.0	N/A	55.8	63.7	55.2	59.2	55.2
Weighted average expected life (years)	3.2	N/A	3.3	4.0	3.0	2.0	3.3
Weighted average risk-free interest rate (%)	4.5	N/A	4.4	4.4	3.8	3.4	4.9

The fair values for the 2002 grants were calculated using the binomial model (adjusted for the TSR performance condition where relevant).

	1996 Plan	1996 Plan	1999 Plan	1999 Plan
	(Employee	(Director	(Employee	(Director
	grants)	grants)	grants)	grants)	LTIP	ESPP	SAYE

Weighted average share price (£)	2.47	N/A	2.52	N/A	N/A	N/A	N/A
Weighted average exercise price (£)	2.47	N/A	2.52	N/A	N/A	N/A	N/A
Weighted average volatility (%)	66.8	N/A	66.7	N/A	N/A	N/A	N/A
Weighted average expected life (years)	3.5	N/A	3.5	N/A	N/A	N/A	N/A
Weighted average risk-free interest rate (%)	4.3	N/A	4.4	N/A	N/A	N/A	N/A

For the options granted under the 1996 Plan and 1999 Plan prior to January 1, 2004 where the TSR condition is retested at the end of year four (if not met at the end of year three) and/or at the end of year five (if not met at the end of year four), a three years and six months vesting period has been used to approximate the impact of the retesting condition on the fair value. This retesting condition applies to a limited number of option grants and does not apply to new option grants.
25 FINANCIAL COMMITMENTS
i) LEASE COMMITMENTS
The minimum lease payments under operating leases are as follows:

	Land and buildings		Plant and machinery
	2005	2004	2005	2004
	£m	£m	£m	£m

Total commitments under operating lease:
Due within one year	2.3	1.7	0.1	0.1
Due within one to five years	9.6	3.1	0.2	0.1
Due beyond five years	8.2	7.7	—	—

	20.1	12.5	0.3	0.2

In March 2000, the Group entered into a sub-lease with Medivir UK Limited with respect to a part of the facility at Peterhouse Technology Park in the UK. In December 2003, this sub-lease was amended, such that 45% of the facility was rented to Medivir until November 2004. During 2004, Medivir contributed £0.2m in operating lease rentals relating to land and buildings (2005 – £nil).
ii) CAPITAL COMMITMENTS
At the end of the year, capital commitments contracted but not provided for were £0.1m (2004 – £0.2m).

iii) PENSION ARRANGEMENTS
The Group provides pension benefits to all full-time employees on a defined contribution basis. Employees may operate private personal pension schemes. The normal age of retirement for UK staff is 65 years. In the US, the Group offers a ‘401k Savings and Retirement Plan’ for all employees, including Executive Directors. The Group pension cost (including 401k costs) for the year was £0.4m (2004 – £0.4m). At the year-end, the Group owed £0.2m (2004 – £0.2m) to the pension schemes. This amount is shown in the balance sheet under ‘accruals and deferred income’.
26 RELATED PARTY TRANSACTIONS
For the year ended December 31, 2005, the Group has included turnover of £nil (2004 – £0.1m) in respect of costs incurred in performing services for the Joint Venture and a loss of £nil (2004 – £0.1m) within its Group financial statements. At December 31, 2005, the amounts the Group owed to the Joint Venture amounted to £0.4m (2004 – £0.3m).
Amounts owed by the Joint Venture to the Group at December 31, 2005 were £0.3m (2004 – £0.3m).
DIRECTORS’ REMUNERATION, INTERESTS AND TRANSACTIONS
Full disclosure of Directors’ remuneration, interests and transactions is given in that part of the remuneration report that is required to be audited. Aggregate gains made by Directors on the exercise of share options were £0.1m (2004 – £1.8m).
KEY MANAGEMENT COMPENSATION
The remuneration received by key management personnel, including the Directors, is as follows:

	2005	2004
	£m	£m

Salaries and short-term employee benefits	1.6	1.5
Post-employment benefits	0.1	0.1
Other long-term benefits	—	—
Termination benefits	—	0.2
Share-based payments	0.3	0.2

	2.0	2.0

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including all Executive and Non-executive Directors. The number of key management personnel whose remuneration is included above is 11 (2004 – 12).
DIRECTORS’ INTERESTS
No Director or key management personnel had any disclosable related party transactions with the Group during the year.
27 RECONCILIATION OF EQUITY AND PROFIT UNDER UK GAAP TO IFRS
With effect from January 1, 2005, Acambis has prepared consolidated financial statements under IFRS. The comparative information for the year to December 31, 2004 that was previously reported under UK GAAP has been restated in accordance with IFRS. In order to understand the impact of transition to IFRS, this note provides reconciliations of certain information previously presented under UK GAAP to the amounts restated in accordance with IFRS.

EXPLANATORY NOTES
The notes below explain the impact that the adoption of IFRS has had on the Group’s consolidated results.
i) IFRS1 ‘FIRST TIME ADOPTION OF IFRS’
The Group has taken advantage of the following exemptions available under IFRS1:
•	To apply IFRS3 ‘Business combinations’ from August 2003;
•	To treat all at cumulative translation differences on overseas subsidiaries as zero at the date of transition to IFRS; and
•	Not to apply IFRS2 ‘Share based payments’ to awards made before 7 November 2002, and that had not vested at December 31, 2004.
ii) IFRS3 ‘BUSINESS COMBINATIONS’
Under UK GAAP, the excess of consideration over the fair value of net assets acquired was recognized as goodwill, and amortized over its useful economic life. Under IFRS, intangible assets acquired in a business combination are recognized at their fair value subject to meeting the definition of an intangible asset as set out in IAS38 ‘Intangible assets’. The residual goodwill is not subject to amortization, and is tested annually for impairment along with any other indefinite life assets in accordance with IAS36 ‘Impairment of assets’. Intangible assets acquired in a business combination are tested for impairment when there are indicators that the asset is impaired.
The adoption of IFRS3 has had the following impact:
•	Amortization of goodwill for Acambis Inc. ceases from January 2004;
•	Amortization of goodwill for BPC ceases from August 2003; and
•	The application of IFRS to the BPC acquisition in 2003 has resulted in the creation of an intangible asset and associated deferred tax liability and a reduction in the carrying amount of goodwill.
iii) IFRS2 ‘SHARE-BASED PAYMENTS’
Acambis offers share options to employees as an employment benefit. Under UK GAAP, no accounting charge is made for share options issued at market value. Under IFRS, a fair value must be calculated and recognized as an expense over the vesting period, with a corresponding increase in equity. Deferred tax is recognized on share options where there is a temporary timing difference, which arises when the accounting book value and the tax book value of the options differ.
The charge previously made relating to UITF 17 (Revised 2003) ‘Employee Share Schemes’ has been reversed, as it is replaced by the IFRS2 charge. Deferred tax is calculated based on the expected tax deduction on exercise of the options compared to the accounting charge on grant of the option. Acambis has not provided for any increase in a deferred tax asset. Under IFRS, income tax relating to items recognized directly in equity is recognized in equity and not in the income statement, resulting in a movement between the tax charge under UK GAAP and equity under IFRS.
iv) IAS38 ‘INTANGIBLE ASSETS’
IAS38 has had the following impact:
•	Capitalized software has been reclassified from ‘property plant and equipment’ to ‘intangible assets’; and
•	Certain intangible assets acquired in a business are recognized at their value as described in explanatory note (ii).
IAS38 also requires capitalization of development costs incurred on an individual project if, and only if, specific criteria are met. Previously under UK GAAP, this was an alternative treatment. Management has reviewed these criteria and it is our opinion that it is not possible to satisfy the requirement to demonstrate the technical feasibility of a project, and that it will generate probable future economic benefits, until final submission for regulatory approval has been obtained. Therefore, the Group has not capitalized any internally generated development costs to date.
v) IAS12 ‘INCOME TAX’
Under IFRS deferred tax is recognized on taxable temporary differences arising between the tax base and the accounting base of balance sheet items. The scope of IAS12 is wider than the corresponding UK GAAP standards, and means that deferred tax is recognized on certain temporary differences that would not have given rise to deferred tax under UK GAAP. For Acambis, the main differences on adoption of IFRS arise in relation to intangible assets acquired in a business combination and share-based payments.
vi) IAS17 ‘LEASES’
Under IAS17, the presentation of the Canton finance lease facility differs from that under UK GAAP. Under IFRS the asset is restated to the net present value of the minimum lease payments, with a corresponding entry recorded as a lease creditor. This is unwound over the period of the lease.
vii) IAS21 ‘THE EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATES’
Cumulative exchange differences arising on the retranslation of the Group’s overseas subsidiaries are reported as a separate component of equity under IFRS. There is no impact on the balance at transition as Acambis has taken advantage of the exemption available under IFRS1, as described above.
viii) IAS7 ‘CASH FLOW STATEMENT’
The following differences have arisen between the consolidated cash flow statement presented under UK GAAP, and the consolidated statement of cash flows prepared under IFRS:
•	Reclassification of certain liquid investments as cash and cash equivalents; and
•	Reduction in the amounts disclosed as ‘purchases of liquid investments’ and ‘sale of liquid investments’. The adoption of IFRS had no material impact on the underlying cash flows of the Group.
ix) IAS39 ‘RECOGNITION AND MEASUREMENT OF FINANCIAL INSTRUMENTS’
Under IFRS, derivative financial instruments are recorded at fair value, which has resulted in a net decrease in assets of £0.1m at January 1, 2005.
RECONCILIATION OF PROFIT FOR YEAR ENDED DECEMBER 31, 2004

		UK GAAP	Adjustment	IFRS
	Note	£m	£m	£m

Revenue	(ii)	85.5	—	85.5
Cost of sales		(34.3)	(0.7)	(35.0)

Gross profit		51.2	(0.7)	50.5
Research and development costs	(iii)	(28.9)	(0.4)	(29.3)
Sales and marketing costs	(iii)	(2.7)	(0.1)	(2.8)
Administration costs including costs relating to Canton plant impairment and restructuring costs	(i), (ii), (iii)	(7.7)	2.2	(5.5)
Other operating income – settlement of Canton agreement		10.2	—	10.2

Operating profit		22.1	1.0	23.1
Non-operating income		0.2	(0.2)	—
Finance income		4.8	—	4.8
Finance costs		(0.9)	—	(0.9)

Profit before tax		26.2	0.8	27.0
Taxation	(v )	(6.4)	(0.9)	(7.3)

Profit for the year attributable to shareholders		19.8	(0.1)	19.7

Earnings per ordinary share (basic)		18.6p	(0.1)p	18.5p
Earnings per ordinary share (fully diluted)		18.2p	(0.1)p	18.1p

RECONCILIATION OF EQUITY DECEMBER 31, 2004

		UK GAAP	Adjustment	IFRS
	Note	£m	£m	£m

Assets
Non-current assets
Goodwill	(ii)	16.0	(0.6)	15.4
Other intangible assets	(ii), (iv)	—	4.1	4.1
Property, plant and equipment	(iv), (vi)	17.5	1.0	18.5
Other non-current assets		2.5	—	2.5

		36.0	4.5	40.5
Current assets
Inventory		6.0	—	6.0
Trade and other receivables		13.7	—	13.7
Current tax assets		1.9	—	1.9
Liquid investments	(viii)	70.9	(50.1)	20.8
Cash and cash equivalents	(viii)	30.9	50.1	81.0

		123.4	—	123.4
Liabilities
Current liabilities
Interest-bearing loans and borrowings		(6.7)	—	(6.7)
Trade and other payables		(8.3)	—	(8.3)
Accruals and deferred income	(vi)	(26.6)	(1.3)	(27.9)
Derivative financial instruments	(ix)	—	(0.1)	(0.1)
Income tax payable		(4.6)	—	(4.6)
		(46.2)	(1.4)	(47.6)

Net current assets		77.2	(1.4)	75.8
Non-current liabilities
Investment in Joint Venture		(0.3)	—	(0.3)
Long-term financial liabilities		(6.3)	—	(6.3)
Other non-current liabilities		(0.5)	—	(0.5)
Deferred income tax liabilities	(ii)	(0.1)	(1.6)	(1.7)
		(7.2)	(1.6)	(8.8)

Net assets		106.0	1.5	107.5

Shareholders’ equity
Share capital		10.7	—	10.7
Share premium		97.8	—	97.8
Other reserves	(vii)	—	(2.5)	(2.5)
Retained earnings		(2.5)	4.0	1.5

Total shareholders’ equity		106.0	1.5	107.5

RECONCILIATION OF EQUITY AT 1 JANUARY 2004

		UK GAAP	Adjustment	IFRS
	Note	£m	£m	£m

Assets
Non-current assets
Goodwill	(ii)	18.4	(2.9)	15.5
Other intangible assets	(ii), (iv)	0.8	4.9	5.7
Property, plant and equipment	(iv), (vi)	21.0	2.6	23.6
Deferred tax assets		2.1	—	2.1
Other non-current assets		0.1	—	0.1

		42.4	4.6	47.0
Current assets
Inventory		18.2	—	18.2
Trade and other receivables		10.2	—	10.2
Liquid investments	(viii)	62.0	(44.2)	17.8
Cash and cash equivalents	(viii)	63.2	44.2	107.4

		153.6	—	153.6
Liabilities
Current liabilities
Trade and other payables		(15.4)	—	(15.4)
Interest-bearing loans and borrowings		(6.9)	—	(6.9)
Accruals and deferred income	(vi)	(74.3)	(1.4)	(75.7)
Income tax payable		(0.3)	—	(0.3)
		(96.9)	(1.4)	(98.3)

Net current assets		56.7	(1.4)	55.3
Non-current liabilities
Investment in Joint Venture		(0.3)	—	(0.3)
Long-term financial liabilities		(9.6)	—	(9.6)
Accruals and deferred income	(vi)	(0.1)	(1.4)	(1.5)
Other non-current liabilities		(2.6)	—	(2.6)
Deferred income tax liabilities	(ii)	—	(1.8)	(1.8)
		(12.6)	(3.2)	(15.8)

Net assets		86.5	—	86.5

Shareholders’ equity
Share capital		10.6	—	10.6
Share premium		96.0	—	96.0
Retained earnings		(20.1)	—	(20.1)

Total shareholders’ equity		86.5	—	86.5

26 RECONCILIATION TO US ACCOUNTING PRINCIPLES
SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS FOLLOWED BY THE GROUP AND US GAAP
The Group’s financial statements have been prepared under IFRS, which differs in certain significant respects from US GAAP. The principal differences between the Group’s accounting policies under IFRS and US GAAP are set out below. As noted in Note 1 of the financial statements, the consolidated financial statements of Acambis have been prepared, for the first time, in accordance with IFRS.
a) MULTIPLE-ELEMENT ARRANGEMENTS
The $428m ACAM2000 contract awarded in November 2001 consists of two principal components: to manufacture 155 million doses of smallpox vaccine; and to take the vaccine through clinical trials to FDA licensure.
Under IFRS, this contract has been accounted for as a single-element arrangement. As detailed in note 1 of the financial statements, turnover and profits are recognized according to the extent of performance under the contract, based on the proportion of costs incurred to date divided by the total estimated costs to complete. All research and development costs are expensed as incurred and manufacturing costs are held on the balance sheet as inventory until relevant criteria for revenue recognition are met.
Under US GAAP, the Group treats this contract as a multiple-element arrangement, resulting in a different allocation of revenue compared to the IFRS treatment. The two primary elements of the contract (the manufacturing and the development portions) each are separable deliverables which have value to the CDC on a standalone basis and have fair values which are objectively and reliably determinable. In addition, each of the deliverables is accounted for under SAB 104, not under a percentage to complete model.
For purposes of US GAAP, the Group has determined the fair value of the development and manufacturing portions of the contract and has allocated the total contract value to the development and manufacturing using the relative fair value method as prescribed by Emerging Issues Task Force (EITF) Issue No. 00-21, ‘Accounting for Revenue Arrangements with Multiple Deliverables’.
The development portion of the contract consists of the completion of Phase I/II clinical trials, completion of Phase III clinical trials, completion and submission of a Biologics License Application with the FDA and post FDA approval activities. The manufacturing portion consists of the manufacture and delivery of smallpox vaccine to the CDC.
The fair values were determined using the US regulations and guidance applicable to government contracts utilizing specifically the contracting regulations stipulated in the Federal Acquisition Regulation (FAR), together with the evidence provided by the Group’s ACAM1000 contract. After determining the fair value of the two elements of the contract, as noted above, the Group allocated the arrangement consideration to the separate units of accounting using the relative fair value method. $152m of the ACAM2000 contract was allocated to the research and development element and $276m allocated to the manufacturing element.
The table below shows total revenue recognized relating to each major class under the $428m contract in 2005 and 2004:

	Year ended Dec 31
	2005	2004
	£m	£m

Development	20.3	21.6
Manufacturing	—	33.7

Total revenue under US GAAP for the contract	20.3	55.3

Under US GAAP, with respect to the development work, revenue is recognized under the proportional performance method as services are provided under the contract. The development work has been further broken down into three distinct phases consisting of:
•	four phase I/II clinical trials;

•	two phase III clinical trials; and

•	submitting IND and obtaining FDA approval.
The development revenue was allocated to these three distinct phases using the relative fair value method using the same methodology to determine fair value that was applied to the development services as a whole as noted above. The Group determined this was necessary because the level of effort was not consistent throughout each of these phases. Therefore, after allocating the revenue to each of these phases, such revenue was recognized on a straight-line basis over the expected performance period of each phase. Relevant cost of revenue is recorded on an accrual basis as actual costs are incurred; this contrasts with the IFRS treatment, where revenues are recognized as costs are incurred, using the principles of long-term contract accounting.
Manufacturing costs were held on the balance sheet as ‘inventory’ until the relevant criteria for revenue recognition are met. The Group recognized revenue on the manufacturing portion of the contract as smallpox vaccine was delivered to the CDC. Thus, manufacturing revenue and costs were recognized in the income statement on the transfer of the risks and rewards of ownership, typically through delivery of product to the customer’s premises, assuming all other revenue recognition criteria were met at this time.
Costs associated with expected re-labeling to be undertaken in the future were being accrued as smallpox vaccine was delivered to the CDC. Costs and revenue associated with providing storage or vaccine disposal services are only included when, and if, it is deemed probable that such services will be performed.
b) INVENTORY SUBJECT TO DEFERRED REVENUE ARRANGEMENTS
In the case of inventory subject to deferred revenue arrangements, the criteria specified for determining whether the risks and rewards of ownership have transferred differ between IFRS and US GAAP.
At December 31, 2004, a proportion of revenue relating to certain batches of smallpox vaccine were required to be recognized under IFRS the relevant recognition criteria having been met. US GAAP stipulates additional criteria, including that all components of the vaccine have been delivered. As at December 31, 2004 certain batches did not meet this criterion, with the result that the costs and revenues were not recognizable in the year ended December 31, 2004 under US GAAP. Accordingly, the cost of inventory of £0.3m which was expensed under IFRS remained capitalized as inventory under US GAAP at December 31, 2004, and related revenue of £0.5m was not recognized under US GAAP at December 31, 2004.
During 2005 the batches met the additional criteria, in that all components of the vaccine were delivered. Therefore the £0.3m was expensed from inventory to cost of revenue and the related revenue of £0.5m was recognized.
c) LICENSE FEES
Under IFRS certain license fees were recognized when paid, where such payments were not refundable. Under US GAAP the Group follows SAB104, ‘Revenue Recognition in Financial Statements’, and where such license fees are not refundable and are not credited against associated R&D activities, these fees are considered inseparable from the associated R&D effort. As such, those license fees are deferred and recognized over the period of the license term or over the period of the R&D agreement. Deferred revenues relating to research programs terminated during this period are released to revenue on termination of the program.

	Year ended Dec 31
	2005	2004
	£m	£m

Revenue recognized under IFRS	40.9	85.5
Multiple-element arrangements	7.5	17.5
Deferred revenue arrangements	0.5	(0.5)
License fees	0.9	—

Revenue recognized under US GAAP	49.8	102.5

d) TAX
i) EFFECTS OF REVENUE ADJUSTMENTS
As the majority of the profit in relation to the development portion of the $428m ACAM2000 contract is recorded in the Group’s UK operations, any timing difference on the recognition of profit gives rise to a temporary difference at the UK tax rate of 30%.
As the profit in relation to the manufacturing portion of the $428m ACAM2000 contract and any profit that is associated with ‘deferred inventory arrangements’ and license fees are recorded in the US operations, any timing difference on the recognition of profit gives rise to a temporary difference at the marginal US tax rate of 41%. These temporary differences are included within ‘net tax effect of US GAAP adjustments’ in the reconciliations of net profit and shareholders’ equity. A valuation allowance may be recorded against deferred tax assets arising from operating loss carry forwards in accordance with the criteria described under ‘Deferred Tax’ below.
ii) TAX ON EMPLOYEE SHARE OPTIONS
The Group is entitled to a tax deduction for the amount treated as compensation under US and UK tax rules for certain employee share options.
The deduction arises on exercise of the option, while any compensation expense is recorded over the vesting period of the option.
Under US GAAP, the tax benefit arising on Incentive Stock Options in the US (and on options with similar characteristics granted outside the US) is recorded, in equity, in the period in which the option is exercised and the tax benefit arises. In respect of non-qualifying options in the US (and on options with similar characteristics granted outside the US) deferred tax assets are calculated by multiplying the compensation expense recorded in respect of these options by the prevailing tax rate in the relevant tax jurisdiction. Valuation allowances are recorded against such deferred tax assets unless utilization of the assets against future taxable profits is more likely than not, as assessed in accordance with the criteria in SFAS 109. Where, on exercise of the relevant option, the tax benefit obtained exceeds the deferred tax asset in relation to the relevant options, the excess is recorded in additional paid-in capital. Where the tax benefit is less than the deferred tax asset, the write-down of the deferred tax asset is recorded against additional paid-in capital to the extent of previous excess tax benefits recorded in this account, with any remainder recorded in the income statement.
Under IFRS the deferred tax asset arising is calculated by comparing the estimated amount of tax deduction to be obtained in the future (based on Acambis plc share price at the balance sheet date) with the cumulative amount of compensation expense recorded in the income statement. If the amount of estimated future tax deduction exceeds the cumulative amount of the remuneration expense at the statutory rate, the excess is recorded directly in equity, against the profit and loss reserve. Deferred tax assets are recognised only if the utilisation of the assets against future taxable profits is more likely than not.
e) COMPENSATION COSTS UNDER VARIABLE PLAN ACCOUNTING FOR SHARE OPTIONS AND SAYE PLAN DISCOUNT
Acambis has granted share options to employees that will vest upon the attainment of certain targets.

Under IFRS, the cost of these equity-settled transactions with employees is measured by reference to the fair value at the date of grant. The fair value is determined using a binomial option pricing model, as described in note 1 of the financial statements. Under US GAAP, APB Opinion No. 25, ‘Accounting for Stock Issued to Employees’ (APB25), the Group is required to follow variable plan accounting for these grants and measure compensation expense as the difference between the exercise price and the fair market value of the related share under option during each accounting period over the vesting period of the options. Increases in fair market value of the share result in a charge to operations and decreases in the fair market value of the share result in a credit to operations, limited to the cumulative amount previously expensed.
Under US GAAP, in accounting for new offers made under the SAYE plan since January 24, 2002, Acambis follows the requirements of pronouncement EITF 00-23 ‘Issues relating to the Accounting for Stock Compensation under APB25 and FIN44’ (Financial Accounting Standards Board Interpretation Number (FIN) 44, ‘Accounting for Certain Transactions Involving Stock Compensation’, (FIN44)). The compensation charge under US GAAP in respect of such plans is calculated using one of the two following methods:
1)	Under normal circumstances, where the plan qualifies as a fixed plan, the compensation charge is the difference between the market price of the shares at the date of grant and the exercise price of the option and is recorded on a straight-line basis over the vesting period.
2)	Where a SAYE scheme is offered at a lower price than a previous scheme, variable accounting commences for all existing higher priced awards when the offer is made. For those awards that are retained by the employees because the new lower-priced offer is declined, variable accounting continues until the awards are exercised, are forfeited, or expire unexercised. New awards are accounted for as variable to the extent that previous higher priced options are cancelled.
The table shows the (credit)/charge made to the group income statement under US GAAP.

	Year ended Dec 31
	2005	2004
	£m	£m

(Credited)/charged to the Group income statement	(0.4)	0.6

f) PURCHASE PRICE ACCOUNTING, GOODWILL AND INTANGIBLES
Under both IFRS and US GAAP, goodwill is the amount by which the fair value of the purchase consideration exceeds the fair value of assets acquired. As explained in note 27 of the financial statements, on adoption of IFRS in 2005, the Group took advantage of IFRS 1 and has applied IFRS 3 to business combinations from August 2003, freezing the existing UK GAAP goodwill balances at their January 1, 2004 levels for acquisitions before that date.
i) ACQUISITION OF ACAMBIS INC.
During 1999, Acambis acquired Acambis Inc. Under superseded UK GAAP, in-process R&D did not meet the criteria for recognition as a separate intangible asset and, thus, such amounts were subsumed within goodwill. As permitted under IFRS transition rules, Acambis elected not to restate goodwill for acquisitions prior to August 2003. Therefore the IFRS goodwill relating to Acambis Inc. has not been restated and is based on the UK GAAP value of the goodwill at 1 January 2004, and is deemed a sterling denominated asset. Under US GAAP at the date of acquisition, in accordance with APB Opinion No. 16, ‘Business Combinations’, and No. 17, ‘Intangible Assets’, in-process R&D is separately identified and analyzed to determine the fair market value at the date of acquisition. In-process R&D is identified in accordance with the definition within Statement of Financial Accounting Standard (SFAS) No. 2, ‘Accounting for Research and Development Costs’. Following identification of qualifying R&D projects within Acambis Inc, their value was determined by estimating the costs to develop the purchased in-process R&D into commercially viable products, estimating the resulting net cash flows from the projects and discounting the net cash flows to their present value.
As a result of the valuation of in-process R&D under US GAAP, the fair value of assets acquired is different from that calculated under IFRS, resulting in differing values of goodwill. Under US GAAP, in-process R&D is written off to the income statement when incurred.

ii) ACQUISITION OF BERNA PRODUCTS CORPORATION (BPC)
In August 2003, Acambis acquired BPC, a sales, promotion and distribution organization based in Miami, US and Toronto, Canada in order to enhance the marketing function of the Group.
The consideration paid for BPC includes amounts contingent on the future performance of that organization. Under IFRS, a reasonable estimate of the fair value of amounts expected to be payable in the future is included in the cost of the acquisition and such amounts are re-assessed at each reporting date. The fair value of contingent consideration payable in cash is taken to be the estimated amount of cash payable discounted to its present value. The discount is unwound through the income statement so that the full liability is recognized at the time it is due to be paid. Under US GAAP, contingent consideration is recognized when the contingency is resolved, and the consideration becomes payable. Accordingly, contingent consideration paid in 2004 and 2005 was recognized at that time.
iii) AMORTIZATION OF GOODWILL AND INTANGIBLES
As under US GAAP, IFRS goodwill is not systematically amortized, but is also reviewed annually for impairment. Intangible assets acquired as part of a business combination are amortized under US GAAP and IFRS. The annual impairment review carried out this year did not reveal any indication of impairment.
g) CAPITALIZATION OF INTEREST
Under IFRS, Acambis’ accounting policy is that interest is not capitalized. US GAAP requires interest incurred as part of the cost of constructing fixed assets to be capitalized and amortized over the life of the asset.
h) AVAILABLE FOR SALE INVESTMENTS
Under US GAAP, investments in available-for-sale securities are marked to market where the market value is readily determinable and gains and losses, net of deferred taxation, are recorded in ‘Other comprehensive income’. Where an impairment is considered to be other than temporary, the security is written down through the income statement to a new cost basis represented by the fair value of the security on the date the impairment was determined. Under IFRS, the Group’s accounting policy is to carry such investments at market value, with the movement net of deferred tax recorded though the ‘Statement of recognised income and expense’. The basis for determining a readily available market value differs between US GAAP and IFRS, such that, under US GAAP, no revaluation of the group’s unlisted investment has been recorded.
i) RESTRICTED CASH
US GAAP requires that any cash that is restricted as to its use be excluded from cash and cash equivalents. Acambis has escrow bank accounts of £0.7m (2004: £0.4m) that meet the restriction criteria. If Acambis reported a US GAAP balance sheet, these would appear separately on that balance sheet.
j) DEFERRED TAX
Under IAS 12 ‘Income taxes’ deferred tax is provided on a full liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Under US GAAP, SFAS 109 ‘Deferred tax’ deferred tax is provided on a full liability basis. Future tax benefits are recognized as deferred tax assets to the extent that their realization is more likely than not as determined by the evaluation of certain criteria.
k) IN-PROCESS R&D
Under IAS 38 ‘Intangible assets’ it is necessary to capitalise any acquired in-process R&D. Amortisation commences once the acquired technology is brought into use. Un-amortised amounts are subject to impairment reviews annually and on occurrence of a trigger event. Under US GAAP acquired in-process R&D is expensed immediately to the income statement.
l) CAPITALIZED SOFTWARE
Under IFRS, computer software used in the group is classified as an intangible asset. Under US GAAP, such computer software is classified as a tangible asset. There is no impact on shareholders’ equity. At the end of 2005 there was software with a carrying value of £0.3m (2004 — £0.3m).

RECONCILIATION OF NET (LOSS)/PROFIT FROM IFRS TO US GAAP
Based on the differences detailed above, the following table shows the reconciliation of the Group’s net (loss)/profit for the past two years:

		Year ended Dec 31
		2005	2004
	Notes	£m	£m

Net (loss)/profit as reported under IFRS		(27.0)	19.7
Adjustments for:
Revenue recognition	a,b,c	8.9	17.0
Inventory subject to deferred revenue arrangements	b	—	0.3
Recognition of costs previously deferred	b	(0.3)	(9.4)
Other income relating to license fees	c	(0.4)	—
Compensation costs under variable plan accounting for share options and SAYE plan discount	e	1.2	0.1
Purchase price accounting adjustments	f	0.1	0.1
Depreciation and impairment of capitalized interest	g	(0.2)	(0.2)
Capitalization of interest	g	0.5	—
Available for sale investments	h	—	0.5
In-process R&D	k	(0.4)	—
Net tax effect of US GAAP adjustments	d	(2.7)	(4.5)

Net (loss)/profit as reported under US GAAP		(20.3)	23.6

(LOSS)/PROFIT PER SHARE UNDER US GAAP

	Year ended Dec 31
	2005	2004

Basic (loss)/profit per ordinary share in pence	(18.9)	22.2
Shares used in computing basic (loss)/profit per ordinary share	107,211,367	106,300,080

Diluted (loss)/profit per ordinary share in pence	(18.9)	21.7
Shares used in computing diluted (loss)/profit per ordinary share	107,211,367	108,649,389

Anti-dilutive securities	2,474,352	942,032

OTHER COMPREHENSIVE INCOME
In addition to the net loss for the year, there is also other comprehensive income relating to foreign currency gains, which amounted to £2.6m (2004 – loss of £2.8m).
RECONCILIATION OF SHAREHOLDERS’ EQUITY FROM IFRS TO US GAAP

		As at Dec 31
		2005	2004
	Notes	£m	£m

Shareholders’ equity as reported under IFRS		83.0	107.5
Revenue recognition	a,b,c	3.1	(5.5)
Inventory subject to deferred revenue arrangements	b	—	0.3
Goodwill of Acambis Inc.	f	(7.6)	(8.2)
Goodwill of BPC	f	0.3	(1.3)
Contingent consideration	f	—	1.4
Capitalization of interest	g	0.8	0.5
Available for sale investments	h	(0.2)	—
In-process R&D	k	(0.4)	—
Net tax effect of US GAAP adjustments	d	(0.8)	1.6

Shareholders’ equity as reported under US GAAP		78.2	96.3

RECENT ACCOUNTING PRONOUNCEMENTS
US GAAP
In November 2004, the FASB issued FASB Statement No. 151 ‘Inventory Costs — An Amendment of ARB No. 43, Chapter 4’ (‘FAS 151’). FAS 151 amends the guidance in ARB No. 43, Chapter 4 ‘Inventory Pricing,’ to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and re-handling costs be recognized as current-period charges regardless of whether they meet the criterion of ‘so abnormal’ as stated in ARB No. 43. Additionally, FAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS 151 is effective for fiscal years beginning after June 15, 2005.
The Group will adopt FAS 151 in 2006 but does not expect the adoption of the new standard to have a material impact.
In December 2004, the FASB issued FASB Statement No. 153 ‘Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions’ (‘FAS 153’). FAS 153 eliminates the exception from fair value measurement for non monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, ‘Accounting for Nonmonetary Transactions,’ and replaces it with an exception for exchanges that do not have commercial substance. FAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for the fiscal periods beginning after June 15, 2005. The Group will adopt FAS 153 in 2006 but does not expect the adoption of the new standard to have a material impact.
In December 2004, the FASB issued FASB Statement No. 123 (revised 2004) ‘Share-Based Payment’ (‘FAS 123(R)’), which replaces FAS No. 123 ‘Accounting for Stock-Based Compensation’ (‘FAS 123’) and supersedes APB Opinion No. 25 ‘Accounting for Stock Issued to Employees.’ FAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under FAS 123 no longer will be an alternative to financial statement recognition. The Group is currently assessing the impact of FAS 123(R).
In March 2005, the FASB issued FASB Interpretation No. 47 ‘Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143’ (‘FIN 47’). FIN 47 clarifies the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset when the timing and/or settlement are conditional on a future event. FIN 47 is effective for the fiscal periods ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on the Group.
In May 2005, the FASB issued Statement No. 154, ‘Accounting Changes and Error Corrections — A replacement of APB Opinion No. 20 and FASB Statement No. 3’ (‘FAS 154’). This statement requires retrospective application to prior periods’ financial statements of changes in accounting principles unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement applies to all voluntary changes in accounting principles and changes required by an accounting pronouncement that does not include specific transition provisions. FAS 154 is required to be adopted in fiscal years beginning after December 15, 2005. FAS 154 would not have had a material effect on the financial position, results of operations or cash flows of the Group under US GAAP as at December 31, 2005.
In October 2005, the FASB issued FASB Staff Position (FSP) 13-1 ‘Accounting for Rental Costs Incurred during a Construction Period’ (‘FSP 13-1’). FSP 13-1 requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognized as rental expense and included in income from continuing operations. FSP 13-1 is effective for the fiscal periods beginning after December 15, 2005. The Group will adopt FSP 13-1 in 2006 but does not expect the adoption of the new standard to have a material impact.

In January 2006 the FASB issued FASB Statement No. 155 ‘Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140’ (‘FAS 155’). FAS 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract. FAS 155 is effective for all financial instruments acquired, issued or subject to a re-measurement event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Group is currently evaluating the impact the adoption of FAS 155 will have, but does not expect it to have a material impact.